SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of, October 2013

Commission File Number 000-29898

BlackBerry Limited

(Translation of registrant’s name into English)

2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F: Form 20-F  ☐ Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	Consolidated Financial Statements for the Three and Six Months Ended August 31, 2013.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended August 31, 2013.

3.	Canadian Forms 52-109F2 - Certification of Interim Filings

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149) and on July 10, 2013 (File No. 333-189880).

2

BlackBerry Limited

Incorporated under the Laws of Ontario

(United States dollars, in millions)(unaudited)

Consolidated Balance Sheets

	As at
	August 31, 2013	March 2, 2013
Assets
Current
Cash and cash equivalents	$1,181	$1,549
Short-term investments	1,163	1,105
Accounts receivable, net	1,743	2,353
Other receivables	223	272
Inventories	941	603
Income taxes receivable	462	597
Other current assets	696	469
Deferred income tax asset	128	139
Assets held for sale	122	145

	6,659	7,232
Long-term investments	225	221
Property, plant and equipment, net	2,119	2,264
Intangible assets, net	3,505	3,448

	$12,508	$13,165

Liabilities
Current
Accounts payable	$1,130	$1,064
Accrued liabilities	1,909	1,842
Deferred revenue	834	542

	3,873	3,448
Deferred income tax liability	202	245
Income taxes payable	9	12

	4,084	3,705

Shareholders’ Equity
Capital stock and additional paid-in capital
Preferred shares: authorized unlimited number of non-voting, cumulative, redeemable and retractable	—	—
Common shares: authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares
Issued - 524,638,996 voting common shares (March 2, 2013 - 524,159,844)	2,451	2,431
Treasury stock
August 31, 2013 - 10,028,707 (March 2, 2013 - 9,019,617)	(234)	(234)
Retained earnings	6,218	7,267
Accumulated other comprehensive loss	(11)	(4)

	8,424	9,460

	$12,508	$13,165

See notes to consolidated financial statements.

On behalf of the Board:

Thorsten Heins	Barbara Stymiest
Director	Director

BlackBerry Limited

(United States dollars, in millions)(unaudited)

Consolidated Statements of Shareholders’ Equity

	Capital Stock			Accumulated Other
	and Additional	Treasury	Retained	Comprehensive
	Paid-In Capital	Stock	Earnings	Loss	Total
Balance as at March 2, 2013	$2,431	$(234)	$7,267	$(4)	$9,460
Net loss	—	—	(1,049)	—	(1,049)
Other comprehensive loss	—	—	—	(7)	(7)
Shares issued:
Stock-based compensation	38	—	—	—	38
Common shares issued for restricted share unit settlements	—	(16)	—	—	(16)
Tax deficiencies related to stock-based compensation	(2)	—	—	—	(2)
Treasury stock vested	(16)	16	—	—	—

Balance as at August 31, 2013	$2,451	$(234)	$6,218	$(11)	$8,424

See notes to consolidated financial statements.

BlackBerry Limited

(United States dollars, in millions, except per share data)(unaudited)

Consolidated Statements of Operations

	Three Months Ended		Six Months Ended
	August 31, 2013	September 1, 2012	August 31, 2013	September 1, 2012
Revenue	$1,573	$2,861	$4,644	$5,669
Cost of sales	1,947	2,117	3,976	4,139

Gross margin	(374)	744	668	1,530

Operating expenses
Research and development	360	366	718	733
Selling, marketing and administration	527	556	1,200	1,103
Amortization	171	180	351	352
Impairment of goodwill	—	—	—	335

	1,058	1,102	2,269	2,523

Operating loss	(1,432)	(358)	(1,601)	(993)
Investment income (loss), net	(6)	—	(1)	3

Loss from continuing operations before income taxes	(1,438)	(358)	(1,602)	(990)
Recovery of income taxes	(473)	(129)	(553)	(251)

Loss from continuing operations	(965)	(229)	(1,049)	(739)
Loss from discontinued operations, net of tax	—	(6)	—	(14)

Net loss	$(965)	$(235)	$(1,049)	$(753)

Loss per share
Basic and diluted loss per share from continuing operations	$(1.84)	$(0.44)	$(2.00)	$(1.41)
Basic and diluted loss per share from discontinued operations	—	(0.01)	—	(0.03)

Total basic and diluted loss per share	$(1.84)	$(0.45)	$(2.00)	$(1.44)

See notes to consolidated financial statements.

BlackBerry Limited

(United States dollars, in millions)(unaudited)

Consolidated Statements of Comprehensive Loss

	Three Months Ended		Six Months Ended
	August 31, 2013	September 1, 2012	August 31, 2013	September 1, 2012
Net loss	$(965)	$(235)	$(1,049)	$(753)
Other comprehensive loss
Net change in fair value of derivatives designated as cash flow hedges during the period, net of income tax recovery of $7 million for the three and six months ended (September 1, 2012 - income taxes of $5 million and $14 million)	(23)	14	(21)	42
Amounts reclassified to net loss during the period for derivatives designated as cash flow hedges, net of income tax recovery of $4 million and $5 million for the three and six months ended (September 1, 2012 - income taxes of $10 million and $18 million)	12	(31)	14	(54)

Other comprehensive loss	(11)	(17)	(7)	(12)

Comprehensive loss	$(976)	$(252)	$(1,056)	$(765)

See notes to consolidated financial statements.

BlackBerry Limited

(United States dollars, in millions)(unaudited)

Consolidated Statements of Cash Flows

	Six Months Ended
	August 31, 2013	September 1, 2012
Cash flows from operating activities
Loss from continuing operations	$(1,049)	$(739)
Loss from discontinued operations	—	(14)

Net loss	(1,049)	(753)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	756	1,001
Deferred income taxes	(32)	10
Income taxes payable	(3)	6
Stock-based compensation	38	42
Impairment of goodwill	—	335
Other	39	11
Net changes in working capital items	737	483

Net cash provided by operating activities	486	1,135

Cash flows from investing activities
Acquisition of long-term investments	(220)	(161)
Proceeds on sale or maturity of long-term investments	180	85
Acquisition of property, plant and equipment	(195)	(240)
Acquisition of intangible assets	(603)	(537)
Business acquisitions, net of cash acquired	(7)	(105)
Acquisition of short-term investments	(917)	(397)
Proceeds on sale or maturity of short-term investments	930	204

Net cash used in investing activities	(832)	(1,151)

Cash flows from financing activities
Tax deficiencies related to stock-based compensation	(2)	(5)
Purchase of treasury stock	(16)	—

Net cash used in financing activities	(18)	(5)

Effect of foreign exchange gain (loss) on cash and cash equivalents	(4)	5

Net decrease in cash and cash equivalents for the period	(368)	(16)

Cash and cash equivalents, beginning of period	1,549	1,527

Cash and cash equivalents, end of period	$1,181	$1,511

See notes to consolidated financial statements.

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Basis of presentation and preparation

These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with BlackBerry Limited’s (the “Company”) audited consolidated financial statements (the “financial statements”) for the year ended March 2, 2013, which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three and six months ended August 31, 2013 are not necessarily indicative of the results that may be expected for the full year ending March 1, 2014.

The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ending March 1, 2014 and March 2, 2013 both comprise 52 weeks. Certain of the comparable figures have been reclassified to conform to the current period’s presentation.

Critical Accounting Estimates

General

The preparation of the consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

Revenue Recognition

There were no changes to the Company’s revenue recognition policy in the second quarter of fiscal 2014. However, given the developments in the second quarter of fiscal 2014, the Company has provided further detail below on the application of its existing revenue recognition policy relating to hardware sales.

The Company considers revenue realized or realizable and earned when the following four criteria have been met: (i) when persuasive evidence of an arrangement exists, (ii) the product has been delivered to a customer and title has been transferred or the services have been rendered, (iii) the sales price is fixed or determinable, and (iv) collection is reasonably assured. For most of the Company’s product sales, these criteria are met when the products are shipped or delivered to the customer, dependent upon shipping terms and conditions. For hardware products, the determination of when the price is fixed or determinable can affect the timing of revenue recognition, as discussed further below.

The Company records reductions to revenue for estimated commitments related to price protection, rights of return and customer incentive programs. Price protection is accrued as a reduction to revenue provided that the future price reduction can be reliably estimated or based on contractual caps, provided that the Company has not granted refunds in excess of those caps and provided that all other revenue recognition criteria have been met. If refunds cannot be reliably estimated or the contractual cap is no longer valid, revenue is not recognized until reliable estimates can be made or the price protection period lapses. The Company also records reductions to revenue for rights of return based on contractual terms and conditions as it relates to quality defects only and, if the expected product returns can be reasonably and reliably estimated, based on historical experience. Where a right of return cannot be reasonably and reliably estimated, the Company recognizes revenue when the product sells through to an end user or the return period lapses. The estimated cost of customer incentive programs is accrued as a reduction to revenue and is recognized at the later of the date at which the Company has recognized the revenue or the date at which the program is offered. If historical experience cannot support a breakage rate, the maximum rebate amount is accrued and adjusted when the incentive programs end. The Company considers several factors in determining whether it can reliably estimate future refunds or customer incentives such as levels of channel inventory, new competitor introductions, the stage of a product in the product life cycle, and potential cannibalization of future product offerings. If there is a future risk of pricing concessions and a reliable estimate cannot be made at the time of shipment, the Company recognizes the related revenue when its products are sold through to an end user.

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

For shipments where the Company recognizes revenue when the product is sold through to an end user, the Company determines the point at which that happens based upon internally generated reporting indicating when the devices are activated on the Company’s relay infrastructure.

Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. During the second quarter of fiscal 2014, the Company shipped devices to its carrier and distributor partners to support new and continuing product launches and meet expected levels of end customer demand. However, the sell-through levels for BlackBerry 10 devices decreased during the second quarter of fiscal 2014, causing the number of BlackBerry 10 devices in the channel to increase above the Company’s expectations. In order to improve sell-through levels and stimulate global demand for BlackBerry 10 devices, the Company continued to execute on marketing campaigns and reduced the price on new shipments of BlackBerry Z10 smartphones during the second quarter of fiscal 2014. Additionally, the Company plans to implement further sales incentives with its carrier and distributor partners to increase sell-through, which could be applicable to all BlackBerry 10 devices shipped in the second quarter of fiscal 2014. As a result, the Company determined during the second quarter of fiscal 2014, that it could no longer reasonably estimate the amount of the potential future sales incentives that may be offered on the BlackBerry 10 devices shipped into the channel during the second quarter of fiscal 2014 but not sold through to end customers by the end of the second quarter of fiscal 2014. Therefore, the Company concluded that the delivery of these devices to its carrier and distributor partners did not meet the criteria for revenue recognition. The revenue for these BlackBerry 10 devices was deferred and will be recognized in future quarters when the devices sell through to end customers. The Company also re-confirmed its original revenue recognition assessment that certain sales incentives initiated in the first quarter of fiscal 2014 combined with actual sell-through of products to end customers in the second quarter of fiscal 2014 did not have a material impact on the consolidated financial statements ending August 31, 2013. See the Company’s consolidated financial statements for the year ended March 2, 2013 for further details on the Company’s revenue recognition policies.

Valuation of Long Lived Assets

Long lived assets (“LLA”) are tested for impairment if testing is warranted by changes in events and circumstances that indicate that LLA balances may not be recoverable from the Company’s estimated future cash flows. These events and circumstances may include significant decreases in the market price of an asset or asset group, significant changes in the extent or manner in which an asset or asset group is being used by the Company or in its physical condition, a significant change in legal factors or in the business climate, a history or forecast of future operating or cash flow losses, significant disposal activity, a significant decline in the Company’s share price, a significant decline in revenues or adverse changes in the economic environment.

The LLA impairment test prescribed by U.S. GAAP requires the Company to identify its asset groups and test impairment of each asset group separately. To conduct the LLA impairment test, the asset group is tested for recoverability using undiscounted cash flows over the remaining useful life of the primary asset. If forecasted net cash flows are less than the carrying amount of the asset group, an impairment charge is measured by comparing the fair value of the asset group to its carrying value. Determining the Company’s asset groups and related primary assets requires significant judgment by management. Different judgments could yield different results.

LLA impairment is tested using a two-step process. When significant indicators of impairment exist, the Company performs a cash flow recoverability test as the first step, which involves comparing the Company’s estimated undiscounted future cash flows to the carrying amount of its net assets, since the Company consists of one asset group. If the net cash flows of the Company exceed the carrying amount of its net assets, LLA are not considered to be impaired. If the carrying amount exceeds the net cash flows, there is an indication of potential impairment and the second step of the LLA impairment test is performed to measure the impairment amount. The second step involves determining the fair value of the asset group, the Company. Fair value should be determined using valuation techniques that are recognized by ASC 820, including the market approach, income approach and cost approach. If the carrying amount of the Company’s net assets exceeds the fair value of the Company, a non-cash impairment loss is recognized in an amount equal to that excess.

The Company reviews any changes in events and circumstances that have occurred on a quarterly basis to determine if indicators of LLA impairment exist. During the second quarter of fiscal 2014, the Company experienced a significant decline in its share price and further identified the recent decline in revenues, the generation of operating losses and the decrease in cash flows from operations as indicators of potential LLA impairment. Accordingly, a cash flow recoverability test was performed in the second quarter of fiscal 2014. The estimated undiscounted net cash flows were determined utilizing the Company’s long term forecast and incorporated a terminal value of the Company utilizing its market capitalization, calculated as the number of the Company’s common shares outstanding as at the interim testing

2

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

date by the average market price of the shares over a 14 day period before the measurement date. The Company used this duration in order to incorporate the inherent market fluctuations that may affect any individual closing price of the Company’s shares. As a result, the Company concluded that the undiscounted net cash flows exceeded the carrying value of its net assets as at the measurement date. Consequently, no LLA impairment charge was recorded in the second quarter of fiscal 2014.

As described above, the Company’s determination of its asset groups, its primary asset and its remaining useful life, and estimated cash flows are significant factors in assessing the recoverability of the Company’s assets for the purposes of LLA impairment testing. The Company’s share price can be affected by, among other things, changes in industry or market conditions, including the effect of competition, changes in the Company’s results of operations, changes in the Company’s forecasts or market expectations relating to future results, and by developments in the Company’s review of strategic alternatives and the market’s assessment of any potential transactions. See “Risk Factors - The market price of the Company’s common shares is volatile” in the Company’s AIF. The current macroeconomic environment and competitive dynamics continue to be challenging to the Company’s business and the Company cannot be certain of the duration of these conditions and their potential impact on the Company’s future financial results and cash flows. A continued decline in the Company’s performance, the Company’s market capitalization and future changes to the Company’s assumptions and estimates used in the LLA impairment test, particularly the expected future cash flows, remaining useful life of the primary asset and terminal value of the asset group, may result in an impairment in future periods of some or all of the assets on the Company’s balance sheet. Although it does not affect the Company’s cash flow, an impairment charge to earnings has the effect of decreasing the Company’s earnings or increasing the Company’s losses, as the case may be. If the Company is required to record LLA impairment charges, the Company’s share price could also be adversely affected.

Inventory and Inventory Purchase Commitments

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company’s policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company’s products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which the Company operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company’s forecasts, requirements for inventory write-offs that differ from the Company’s estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

During the second quarter of fiscal 2014, the Company shipped devices to its carrier and distributor partners to support new and continuing product launches and meet expected levels of end customer demand. However, the sell-through levels for BlackBerry 10 smartphones decreased during the second quarter of fiscal 2014 due to the maturing smartphone market and very intense competition. Additionally, delays in the launch of certain functionality of the BES 10 platform and alternative competitor products in the market have resulted in a slower than anticipated rate of adoption of the BES 10 platform by enterprise customers, many of which look to deploy BlackBerry 10 hardware and software simultaneously to optimize security through the integrated BlackBerry end-to-end solution. These factors caused the number of BlackBerry 10 devices in the channel to increase above the Company’s expectations, which in turn caused the Company to assess and revise its future demand assumptions for finished products, semi-finished goods and raw materials. Based on these revised demand assumptions, the Company recorded a primarily non-cash, pre-tax charge against inventory and supply commitments of approximately $934 million, or $1.27 per share diluted, in the second quarter of fiscal 2014, which was primarily attributable to BlackBerry Z10 devices (the “Z10 Inventory Charge”).

3

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Recently issued accounting pronouncements

In July 2013, the Financial Accounting Standards Board issued authoritative guidance to eliminate diversity in practice related to the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance requires that under certain circumstances, an unrecognized tax benefit is to be presented in the financial statements as a reduction to a deferred tax asset as opposed to a liability. The new authoritative guidance will become effective for fiscal years and interim reporting periods beginning after December 15, 2013, with early adoption and retrospective application permitted. The Company will adopt this guidance in the first quarter of fiscal 2015 and is currently evaluating the impact that the adoption of this guidance will have on its financial position.

2.	CASH, CASH EQUIVALENTS AND INVESTMENTS

The Company’s cash equivalents and investments, other than cost method investments of $4 million (March 2, 2013 - $4 million) and equity method investments of $81 million (March 2, 2013 - $46 million), consist of money market and other debt securities, which are classified as available-for-sale for accounting purposes and are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) until such investments mature or are sold. The Company uses the specific identification method of determining the cost basis in computing realized gains or losses on available-for-sale investments which are recorded in investment income. In the event of a decline in value which is other-than-temporary, the investment is written down to fair value with a charge to income. The Company does not exercise significant influence with respect to any of these investments.

4

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The components of cash, cash equivalents and investments were as follows:

				Other-than-		Cash and
		Unrealized	Unrealized	temporary		Cash	Short-term	Long-term
	Cost Basis	Gains	Losses	Impairment	Fair Value	Equivalents	Investments	Investments
As at August 31, 2013
Bank balances	$425	$—	$—	$—	$425	$425	$—	$—
Money market funds	1	—	—	—	1	1	—	—
Term deposits/certificates	222	—	—	—	222	222	—	—
Commercial paper	348	—	—	—	348	330	18	—
Asset-backed commercial paper	211	—	—	—	211	162	49	—
U.S. treasury bills/notes	849	—	—	—	849	25	824	—
U.S. government sponsored enterprise notes	56	—	—	—	56	6	50	—
Non-U.S. government sponsored enterprise notes	62	—	—	—	62	10	52	—
Corporate notes/bonds	143	—	—	—	143	—	128	15
Asset-backed securities	131	—	—	—	131	—	42	89
Auction rate securities	41	1	—	(6)	36	—	—	36
Other investments	85	—	—	—	85	—	—	85

	$2,574	$1	$—	$(6)	$2,569	$1,181	$1,163	$225

As at March 2, 2013
Bank balances	$431	$—	$—	$—	$431	$431	$—	$—
Money market funds	5	—	—	—	5	5	—	—
Bankers’ acceptances/ Bearer deposit notes	114	—	—	—	114	114	—	—
Non-U.S. government promissory notes	50	—	—	—	50	50	—	—
Term deposits/certificates	157	—	—	—	157	132	25	—
Commercial paper	629	—	—	—	629	534	95	—
Non-U.S. treasury bills/notes	282	—	—	—	282	233	49	—
U.S. treasury bills/notes	619	—	—	—	619	—	602	17
U.S. government sponsored enterprise notes	156	—	—	—	156	10	146	—
Non-U.S. government sponsored enterprise notes	26	—	—	—	26	26	—	—
Corporate notes/bonds	217	1	—	—	218	14	186	18
Asset-backed securities	102	—	—	—	102	—	2	100
Auction rate securities	41	1	—	(6)	36	—	—	36
Other investments	50	—	—	—	50	—	—	50

	$2,879	$2	$—	$(6)	$2,875	$1,549	$1,105	$221

There were no realized gains or losses on available-for-sale securities for the three and six months ended August 31, 2013 and September 1, 2012.

5

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The contractual maturities of available-for-sale investments as at August 31, 2013 were as follows:

	Cost Basis	Fair Value
Due in one year or less	$1,923	$1,923
Due in one to five years	99	99
Due after five years	35	36
No fixed maturity date	1	1

	$2,058	$2,059

As at August 31, 2013 and March 2, 2013, the Company had no investments with continuous unrealized losses.

The Company engages in limited securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company. As at August 31, 2013 and March 2, 2013, the Company did not have any securities on loan.

3.	FAIR VALUE MEASUREMENTS

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

•	Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•	Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 - Significant unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of the Company’s cash and cash equivalents, accounts receivables, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.

In determining the fair value of investments held, the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors. The pricing inputs are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the independent third party valuator. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness.

The fair values of money market funds were derived from quoted prices in active markets for identical assets or liabilities.

For term deposits/certificates and commercial paper, the independent third party valuator utilizes amortized cost, as the short-term nature of the securities approximates fair value. For non-U.S. treasury bills/notes, U.S. treasury bills/notes, U.S. government sponsored enterprise notes, non-U.S. government sponsored enterprise notes, corporate notes/bonds (other than those classified as Level 3) and asset-backed securities, the independent third party valuator provides fair values determined from quoted prices that it obtains from vendors. The Company then corroborates the fair values received from the independent third party valuator against the results of its internal valuation in order to corroborate the pricing provided by the independent third party valuator.

The Company corroborates the fair values provided by the independent third party valuator for term deposits/certificates by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings. The term deposits/certificates held by the Company are all issued by major banking organizations and have investment grade ratings.

The Company corroborates the fair values provided by the independent third party valuator for commercial paper and asset-backed commercial paper by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, dealer placed rates and credit ratings. The commercial paper held by

6

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

the Company are all issued by major financing, corporate or capital organizations and have investment grade ratings. The asset-backed commercial paper held by the Company are all issued by major funding organizations and are predominantly backed by trade receivables and automobile loans and leases.

The Company corroborates the fair values provided by the independent third party valuator for U.S. treasury bills/notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities as provided by U.S. government bond dealers. All U.S. treasury bills/notes held by the Company are issued by the United States Department of the Treasury and have investment grade ratings.

The Company corroborates the fair values provided by the independent third party valuator for U.S. government sponsored enterprise notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities as provided by U.S. government bond dealers or prices as provided by the published index of U.S. Agency securities. The U.S. government sponsored enterprise notes held by the Company are primarily agency notes and collateralized mortgage obligations issued and backed by government organizations such as Freddie Mac and the Federal Home Loan Banks and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party valuator for non-U.S. government sponsored enterprise notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings. The non-U.S. government sponsored enterprise notes held by the Company are primarily issued by investment banks backed by countries across the globe and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party valuator for corporate notes/bonds (other than those classified as Level 3) by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, yield curves, swap rates, credit ratings, industry comparable trades and spread history. The corporate notes/bonds held by the Company are all issued by major corporate organizations and have investment grade ratings.

The Company corroborates the fair values provided by the independent third party valuator for asset-backed securities by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in swap rates and spreads, credit ratings, pricing changes relative to asset class, priority in capital structure, principal payment windows, and maturity dates. All asset-backed securities held by the Company are issued by government or consumer agencies and are primarily backed by commercial automobile and equipment loans and leases. All asset-backed securities held by the Company have investment grade ratings.

Fair values for all investment categories provided by the independent third party valuator that are in excess of 0.5% from the fair values determined by the Company are communicated to the independent third party valuator for consideration of reasonableness. The independent third party valuator considers the information provided by the Company before determining whether a change in the original pricing is warranted.

The fair values of corporate notes/bonds classified as Level 3, which represent investments in securities for which there is not an active market, are estimated using a discounted cash flow pricing methodology incorporating unobservable inputs such as anticipated monthly interest and principal payments received, existing and estimated defaults, and collateral value. The corporate notes/bonds classified as Level 3 held by the Company consist of securities received in a payment-in-kind distribution from a former structured investment vehicle.

The fair value of auction rate securities is estimated using a discounted cash flow model incorporating estimated weighted-average lives based on contractual terms, assumptions concerning liquidity, and credit adjustments of the security sponsor to determine timing and amount of future cash flows. Some of these inputs are unobservable.

The fair values of currency forward contracts and currency option contracts have been determined using notional and exercise values, transaction rates, market quoted currency spot rates, forward points, volatilities and interest rate yield curves. For currency forward contracts and currency option contracts, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Changes in assumptions could have a significant effect on the estimates.

7

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

As at August 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale investments
Money market funds	$1	$—	$—	$1
Term deposits/certificates	—	222	—	222
Commercial paper	—	348	—	348
Asset-backed commercial paper	—	211	—	211
U.S. treasury bills/notes	—	849	—	849
U.S. government sponsored enterprise notes	—	56	—	56
Non-U.S. government sponsored enterprise notes	—	62	—	62
Corporate notes/bonds	—	138	5	143
Asset-backed securities	—	131	—	131
Auction rate securities	—	—	36	36

Total available-for-sale investments	1	2,017	41	2,059
Currency forward contracts	—	11	—	11
Currency option contracts	—	6	—	6

Total assets	$1	$2,034	$41	$2,076

Liabilities
Currency forward contracts	$—	$30	$—	$30
Currency option contracts	—	2	—	2

Total liabilities	$—	$32	$—	$32

8

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

As at March 2, 2013	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale investments
Money market funds	$5	$—	$—	$5
Bankers’ acceptances/Bearer deposit notes	—	114	—	114
Non-U.S. government promissory notes	—	50	—	50
Term deposits/certificates	—	157	—	157
Commercial paper	—	629	—	629
Non-U.S. treasury bills/notes	—	282	—	282
U.S. treasury bills/notes	—	619	—	619
U.S. government sponsored enterprise notes	—	156	—	156
Non-U.S. government sponsored enterprise notes	—	26	—	26
Corporate notes/bonds	—	213	5	218
Asset-backed securities	—	102	—	102
Auction rate securities	—	—	36	36

Total available-for-sale investments	5	2,348	41	2,394
Currency forward contracts	—	57	—	57
Currency option contracts	—	2	—	2

Total assets	$5	$2,407	$41	$2,453

Liabilities
Currency forward contracts	$—	$24	$—	$24
Currency option contracts	—	11	—	11

Total liabilities	$—	$35	$—	$35

The following table summarizes the changes in fair value of the Company’s Level 3 assets for the three and six months ended August 31, 2013 and September 1, 2012:

	Three Months Ended		Six Months Ended
	August 31,	September 1,	August 31,	September 1,
	2013	2012	2013	2012
Balance, beginning of period	$41	$68	$41	$68
Principal repayments	—	(1)	—	(1)

Balance, end of period	$41	$67	$41	$67

The Company recognizes transfers in and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. There were no significant transfers out of Level 3 assets during the three and six months ended August 31, 2013 and September 1, 2012.

The Company’s Level 3 assets consist of auction rate securities and corporate notes/bonds consisting of securities received in a payment-in-kind distribution from a former structured investment vehicle.

The auction rate securities are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the estimated weighted-average life of each security based on its contractual details and expected paydown schedule based upon the underlying collateral, the value of the underlying collateral which would be realized in the event of a waterfall event, an estimate of the likelihood of a waterfall event and an estimate of the likelihood of a permanent auction suspension. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the probability of a waterfall event is accompanied by a directionally opposite change in the assumption used for the probability of a permanent suspension. A waterfall event occurs if the funded reserves of the securities become insufficient to make the interest payments, resulting in the disbursement of the securities’ underlying collateral, the value which is currently greater than the fair value of the securities, to the security holders.

9

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The corporate notes/bonds are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the anticipated future monthly principal and interest payments, an estimated rate of decrease of those payments, the value of the underlying collateral, the number of securities currently in technical default as grouped by the underlying collateral, an estimated average recovery rate of those securities and assumptions surrounding additional defaults. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the anticipated monthly payments is accompanied by a directionally similar change in the average recovery rate and a directionally opposite change in the yearly decrease in payments and additional default assumptions.

The following table presents the significant unobservable inputs used in the fair value measurement of each of the above Level 3 assets, as well as the impact on the fair value measurement resulting from a significant increase or decrease in each input in isolation:

As at August 31, 2013	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)	Effect of Significant Increase/(Decrease) in Input on Fair Value
Auction rate securities	$36	Discounted cash flow	Weighted-average life	10 - 21 years (16 years)	(Decrease)/increase
			Collateral value (as a % of fair value)	103 - 137% (116%)	Increase/(decrease)
			Probability of waterfall event	5 - 10% (8%)	Increase/(decrease)
			Probability of permanent suspension of auction	5 - 10% (8%)	(Decrease)/increase
Corporate notes/ bonds	$5	Discounted cash flow	Anticipated monthly principal and interest payments	$0.1 million	Increase/(decrease)
			Yearly decrease in payments	10%	(Decrease)/increase
			Collateral value (as a % of fair value)	136%	Increase/(decrease)
			Current securities in technical default, by collateral grouping	0 - 100% (15%)	(Decrease)/increase
			Average recovery rate of securities in technical default	30%	Increase/(decrease)
			Additional default assumptions	0 - 44% (15%)	(Decrease)/increase

10

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

4.	CONSOLIDATED BALANCE SHEETS DETAILS

Inventories

Inventories were comprised of the following:

	As at
	August 31, 2013	March 2, 2013
Raw materials	$191	$271
Work in process	667	278
Finished goods	83	54

	$941	$603

During the second quarter of fiscal 2014 the Company recorded the Z10 Inventory Charge of approximately $934 million, or $1.27 per share diluted. The Z10 Inventory Charge included a write-down of inventory of approximately $627 million and supply commitments of approximately $307 million.

Property, plant and equipment, net

Property, plant and equipment were comprised of the following:

	As at
	August 31, 2013	March 2, 2013
Cost
Land	$115	$121
Buildings, leasehold improvements and other	1,271	1,246
BlackBerry operations and other information technology	2,502	2,440
Manufacturing equipment, research and development equipment and tooling	484	486
Furniture and fixtures	615	568

	4,987	4,861
Accumulated amortization	2,868	2,597

Net book value	$2,119	$2,264

Intangible assets, net

Intangible assets were comprised of the following:

	As at August 31, 2013
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$464	$309	$155
Intellectual property	4,655	1,305	3,350

	$5,119	$1,614	$3,505

	As at March 2, 2013
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$455	$262	$193
Intellectual property	4,382	1,127	3,255

	$4,837	$1,389	$3,448

During the six months ended August 31, 2013, the additions to intangible assets primarily consisted of payments relating to amended or renewed licensing agreements, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry related features.

11

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Based on the carrying value of the identified intangible assets as at August 31, 2013 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2014 and each of the succeeding years is expected to be as follows: 2014 - $523 million; 2015 - $1,161 million; 2016 - $531 million; 2017 - $339 million; and 2018 - $271 million.

Accrued liabilities

Accrued liabilities were comprised of the following:

	As at
	August 31, 2013	March 2, 2013
Marketing costs	167	$99
Vendor inventory liabilities	385	130
Warranty	263	318
Royalties	416	501
Carrier liabilities	178	141
Other	500	653

	$1,909	$1,842

5.	COST OPTIMIZATION PROGRAMS

Cost Optimization and Resource Efficiency (“CORE”) Program

In March 2012, the Company commenced the CORE program with the objective of improving the Company’s operations and increasing efficiency. The program includes, among other things, the streamlining of the BlackBerry smartphone product portfolio, the optimization of the Company’s global manufacturing footprint, the outsourcing of global repair services, the alignment of the Company’s sales and marketing teams and a reduction in the global workforce. On September 20, 2013, the Company announced that it intends to implement a workforce reduction of approximately 4,500 positions, or approximately 40% of the Company’s current global workforce, resulting in a total workforce of approximately 7,000 full-time global employees. The Company also announced that it is targeting an approximate 50% reduction in operating expenditures by the end of the first quarter of fiscal 2015. In light of this recent announcement, the Company expects to incur $400 million in pre-tax charges related to the CORE program throughout fiscal 2014 and the first quarter of fiscal 2015, up from its previous expectation in the first quarter of fiscal 2014 that it would incur approximately $100 million of such charges throughout fiscal 2014. The Company incurred approximately $72 million and $98 million in total pre-tax charges related to the CORE program during the three and six months ended August 31, 2013, related to one-time employee termination benefits, facilities costs and manufacturing network simplification costs. Other charges and cash costs may occur as programs are implemented or changes are completed.

The following table sets forth the activity in the Company’s CORE program liability for the six months ended August 31, 2013:

	Employee Termination Benefits	Facilities Costs	Manufacturing Costs	Total
Balance as at March 2, 2013	$9	$18	$2	$29
Charges incurred	36	62	—	98
Cash payments made	(42)	(35)	—	(77)

Balance as at August 31, 2013	$3	$45	$2	$50

12

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The CORE program charges incurred in the three and six months ended August 31, 2013 were as follows:

	Three Months Ended	Six Months Ended
Cost of sales	10	10
Research and development	8	17
Selling, marketing and administration	54	71

Total CORE program charges	$72	$98

As part of the CORE program, the Company has decided to sell certain redundant assets and discontinue certain operations to drive cost savings and efficiencies in the Company. As a result, certain property, plant and equipment assets have been classified as held for sale on the Company’s consolidated balance sheets as at August 31, 2013, valued at $122 million, the lower of carrying value and fair value less costs to sell. Further, the Company has recorded losses of approximately $7 million and $22 million in the three and six months ended August 31, 2013 related to the write-down to fair value less costs to sell of the assets held for sale, which has been included in the selling, marketing and administration expenses on the Company’s consolidated statements of operations and included in the total CORE charges presented above. Assets held for sale are expected to be sold within the next twelve months.

In fiscal 2013, the Company sold 100% of the shares of its wholly-owned subsidiary, NewBay Software Limited (“NewBay”) and as a result, the operating results of NewBay are presented as discontinued operations in the Company’s consolidated statements of operations for the three and six months ended September 1, 2012.

The following table sets forth the components of the Company’s loss from discontinued operations:

	Three Months Ended		Six Months Ended
	August 31, 2013	September 1, 2012	August 31, 2013	September 1, 2012
Revenues from discontinued operations	$—	$12	$—	$18

Loss from discontinued operations, before tax	$—	$(5)	$—	$(13)
Provision for income taxes	—	1	—	1

Loss from discontinued operations, net of tax	$—	$(6)	$—	$(14)

6.	PRODUCT WARRANTY

The Company estimates its warranty costs at the time of revenue recognition based on historical experience and expectations of future return rates and unit warranty repair costs. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates. The warranty accrual is included in accrued liabilities on the Company’s consolidated balance sheets.

The changes in the Company’s warranty expense and actual warranty experience for the six months ended August 31, 2013 as well as the accrued warranty obligations as at August 31, 2013 are set forth in the following table:

Accrued warranty obligations as at March 2, 2013	$318
Warranty costs incurred for the six months ended August 31, 2013	(191)
Warranty provision for the six months ended August 31, 2013	185
Adjustments for changes in estimate for the six months ended August 31, 2013	(49)

Accrued warranty obligations as at August 31, 2013	$263

7.	INCOME TAXES

For the six months ended August 31, 2013, the Company’s net income tax recovery from continuing operations was $553 million or a net effective income tax recovery rate of approximately 35% compared to a net income tax recovery from continuing operations of $251 million or a net effective income tax recovery rate of 25% for the six months ended September 1, 2012. The Company’s effective income tax recovery rate reflects the geographic mix of earnings in jurisdictions with different income tax rates.

13

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The Company has not recorded a valuation allowance against its deferred income tax assets as at August 31, 2013 or September 1, 2012.

The Company’s total unrecognized income tax benefits as at August 31, 2013 was $27 million (March 2, 2013 - $29 million). As at August 31, 2013, all of the unrecognized income tax benefits of $27 million have been netted against current income taxes payable and other non-current income taxes payable on the Company’s consolidated balance sheets.

The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes as well as the provisions for indirect and other taxes and related penalties and interest. The Company believes it is reasonably possible that approximately $18 million of its gross unrecognized income tax benefits will be realized in the next twelve months. The Company has various income tax audits pending. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations.

The Company recognizes interest and penalties related to unrecognized income tax benefits as interest expense that is netted and reported within investment income. The amount of interest accrued as at August 31, 2013 was $6 million (March 2, 2013 - $6 million). The amount of penalties accrued as at August 31, 2013 was nominal (March 2, 2013 - nominal).

8.	STOCK-BASED COMPENSATION

Stock Option Plan

The Company recorded a charge to income and a credit to paid-in-capital of approximately $2 million and $3 million for the three and six months ended August 31, 2013 ($3 million and $5 million for the three and six months ended September 1, 2012) in relation to stock-based compensation expense.

The Company has presented excess tax deficiencies from the exercise of stock-based compensation awards as a financing activity in the consolidated statements of cash flows.

Stock options previously granted under the Prior Plans generally vest over a period of three years to a maximum of five years and are generally exercisable over a period of five years to a maximum of seven years from the grant date. The Company issues new shares to satisfy stock option exercises. There are 13 million shares in the equity pool available for future grants under the Company’s 2014 Plan as at August 31, 2013. Under the 2014 Plan, any shares that are issued as options shall be counted as 0.625 shares against the 2014 Plan’s total shares in the equity pool available for future grants and shares issued as awards other than options (i.e. RSUs) shall be counted as one share against the 2014 Plan’s total shares in the equity pool available for future grants.

A summary of option activity since March 2, 2013 is shown below:

	Options Outstanding
	Number (in 000’s)	Weighted- Average Exercise Price	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (millions)
Balance as at March 2, 2013	7,260	$27.53
Forfeited/cancelled/expired during the period	(939)	47.54

Balance as at August 31, 2013	6,321	$24.06	3.13	$13

Vested and expected to vest as at August 31, 2013	6,081	$24.88	3.08	$12

Exercisable as at August 31, 2013	1,649	$70.10	0.45	$—

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on August 31, 2013 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on August 31, 2013. During the six months ended August 31, 2013, there were no options exercised.

14

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

A summary of unvested stock options since March 2, 2013 is shown below:

	Options Outstanding
	Number (000’s)	Weighted- Average Grant Date Fair Value
Balance as at March 2, 2013	5,187	$4.71
Vested during the period	(41)	32.62
Forfeited during the period	(474)	5.24

Balance as at August 31, 2013	4,672	$4.62

As at August 31, 2013, there was $15 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.5 years. The total fair value of stock options vested during the six months ended August 31, 2013 was $1 million.

Tax deficiencies incurred by the Company related to the stock options exercised was $1 million for the six months ended August 31, 2013 (September 1, 2012 - $1 million).

During the six months ended August 31, 2013, there were no stock options granted (September 1, 2012 - nil).

Restricted Share Unit Plan

The Company recorded compensation expense with respect to RSUs of approximately $18 million and $35 million for the three and six months ended August 31, 2013 ($15 million and $37 million for the three and six months ended September 1, 2012).

A summary of RSU activity since March 2, 2013 is shown below:

	RSUs Outstanding
	Number (000’s)	Weighted Average Grant Date Fair Value	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (millions)
Balance as at March 2, 2013	15,185	$13.83
Granted during the period	4,207	9.98
Vested during the period	(1,111)	25.66
Cancelled during the period	(1,302)	13.89

Balance as at August 31, 2013	16,979	$12.09	1.43	$172

Vested and expected to vest as at August 31, 2013	16,189	$12.09	1.42	$164

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of the Company’s common shares on August 31, 2013) that would have been received by RSU holders if all RSUs had been vested on August 31, 2013.

Tax deficiencies incurred by the Company related to the RSUs vested were $1 million for the six months ended August 31, 2013 (September 1, 2012 - $4 million).

In order to comply with its obligation to deliver shares upon vesting, the Company purchases shares via a trustee selected by the Company or issues new common shares. During the six months ended August 31, 2013, 1,641,447 common shares were purchased for total cash consideration of approximately $16 million (no common shares were purchased during the six months ended September 1, 2012). The purchased shares are classified as treasury stock for accounting purposes and included in the shareholders’ equity section of the Company’s consolidated balance sheets.

As at August 31, 2013, there was $139 million of unrecognized compensation expense related to RSUs that will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.43 years.

During the six months ended August 31, 2013, there were 4,206,570 RSUs granted (September 1, 2012 - 1,926,785 RSUs were granted), of which 1,658,073 will be settled upon vesting by the issuance of new common shares.

15

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Deferred Share Unit Plan

The Company issued 62,782 DSUs during the six months ended August 31, 2013. There were 0.3 million DSUs outstanding as at August 31, 2013 (September 1, 2012 - 0.2 million). The Company had a liability of $3 million in relation to the DSU Plan as at August 31, 2013 (September 1, 2012 - $2 million).

9.	CAPITAL STOCK

The following details the changes in issued and outstanding common shares for the six months ended August 31, 2013:

	Capital Stock and Additional Paid-In Capital		Treasury Stock
	Stock Outstanding (000’s)	Amount	Stock Outstanding (000’s)	Amount
Common shares outstanding as at March 2, 2013	524,160	$2,431	9,020	$(234)
Stock-based compensation	—	38	—	—
Common shares issued for RSU settlements	479	—	1,641	(16)
Tax deficiencies related to stock-based compensation	—	(2)	—	—
Treasury stock vested	—	(16)	(632)	16

Common shares outstanding as at August 31, 2013	524,639	$2,451	10,029	$(234)

The Company had 525 million common shares outstanding, 6.2 million options to purchase common shares, 15.6 million RSUs and 0.3 million DSUs outstanding as at September 23, 2013.

10.	EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three Months Ended		Six Months Ended
	August 31, 2013	September 1, 2012	August 31, 2013	September 1, 2012
Loss for basic and diluted loss per share available to common shareholders from continuing operations	$(965)	$(229)	$(1,049)	$(739)

Loss for basic and diluted loss per share available to common shareholders from discontinued operations	$—	$(6)	$—	$(14)

Weighted-average number of shares outstanding (000’s) - basic	524,481	524,160	524,320	524,160
Effect of dilutive securities (000’s) - stock-based compensation (1)	—	—	—	—

Weighted-average number of shares and assumed conversions (000’s) - diluted	524,481	524,160	524,320	524,160

Loss per share - reported
Basic and diluted loss per share from continuing operations	$(1.84)	$(0.44)	$(2.00)	$(1.41)
Basic and diluted loss per share from discontinued operations	$—	$(0.01)	$—	$(0.03)

Total basic and diluted loss per share	$(1.84)	$(0.45)	$(2.00)	$(1.44)

(1)	The Company has not presented the dilutive effect of in-the-money options or RSUs that will be settled upon vesting by the issuance of new common shares in the calculation of loss per share for the three and six months ended August 31, 2013 as to do so would be antidilutive. As at August 31, 2013, there were 3,288,815 options and 7,102,648 RSUs outstanding that may have a dilutive effect on earnings (loss) per share in future periods.

16

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

11.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in AOCI by component, net of tax, for the six months ended August 31, 2013 were as follows:

	Unrealized Gains (Losses) on Cash Flow Hedges	Unrealized Gains on Available-for- Sale Securities	Total
AOCI as at March 2, 2013	$(6)	$2	$(4)
Other comprehensive loss before reclassifications	(21)	—	(21)
Amounts reclassified from AOCI into income	14	—	14

Other comprehensive loss for the period	(7)	—	(7)

AOCI as at August 31, 2013	$(13)	$2	$(11)

The effects on net income of amounts reclassified from AOCI into income by component for the three and six months ended August 31, 2013 were as follows:

	Three Months Ended			Six Months Ended
Location of loss reclassified from AOCI into income	Gains and Losses on Cash Flow Hedges	Gains and Losses on Available- for-Sale Securities	Total	Gains and Losses on Cash Flow Hedges	Gains and Losses on Available- for-Sale Securities	Total
Revenue	$5	$—	$5	$7	$—	$7
Selling, marketing and administration	9	—	9	10	—	10
Research and development	1	—	1	1	—	1
Cost of sales	1	—	1	1	—	1
Recovery of income taxes	(4)	—	(4)	(5)	—	(5)

Total amount reclassified into income, net of tax	$12	$—	$12	$14	$—	$14

12.	FOREIGN EXCHANGE GAINS AND LOSSES

Selling, marketing and administration expense for the three and six months ended August 31, 2013 included $8 million in gains and $11 million in losses with respect to foreign exchange (three and six months ended September 1, 2012 - foreign exchange losses of $3 million and $13 million).

13.	COMMITMENTS AND CONTINGENCIES

(a)	Credit facility

During the second quarter of fiscal 2014, the Company replaced its previous $500 million senior secured revolving credit facility upon its expiry with a new asset-backed lending arrangement (the “Facility”) for working capital and general corporate purposes with a syndicate of commercial banks. The Facility, which is subject to certain availability criteria and limits and customary financial covenants, expires on August 27, 2016 and is secured by the Company’s accounts receivable, inventory, equipment, mortgages on certain real property and a stock pledge of certain subsidiaries. The maximum amount available under the Facility is $525 million and the Company utilized approximately $4 million of the Facility for its outstanding letters of credit as of August 31, 2013.

(b)	Litigation

The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in

17

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors” in the Company’s unaudited Annual Information Form (“AIF”) for the fiscal year ended March 2, 2013, which is included in the Company’s Annual Report on Form 40-F, including the risk factor entitled “The Company is subject to general commercial litigation, class action and other litigation claims as part of its operations, and it could suffer significant litigation expenses in defending these claims and could be subject to significant damage awards or other remedies”.

Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Additional lawsuits and claims, including purported class actions and derivative actions, may be filed or made based upon the Company’s historical stock option granting practices. Management assesses such claims in accordance with the policy described above.

As of August 31, 2013, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made. Further, there are claims outstanding for which the Company has assessed the potential loss as reasonably possible to result, however an estimate of the amount of loss cannot reasonably be made. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: the early stages of a proceeding, which does not require the claimant to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

For additional unaudited information regarding the Company’s legal proceedings see “Legal Proceedings” in the Company’s AIF for the fiscal year ended March 2, 2013, which is included in the Company’s Annual Report on Form 40-F, and “Legal Proceedings” in the unaudited Management’s Discussion and Analysis of Financial Condition and Results of Operations for fiscal 2013.

(c)	Concentrations in certain areas of the Company’s business

The Company attempts to ensure that most components essential to the Company’s business are generally available from multiple sources, however certain components are currently obtained from limited sources within a competitive market, which subjects the Company to significant supply, availability and pricing risks. Many components are at times subject to industry-wide shortages and significant commodity pricing fluctuations including those that are available from multiple sources. In addition, the Company has entered into various agreements for the supply of components, the manufacturing of its products and agreements that allow the Company to use intellectual property owned by other companies; however, there can be no guarantee that the Company will be able to extend or renew these agreements on similar terms, or at all. Therefore, the Company remains subject to significant risks of supply shortages, intellectual property litigation risk as well as potential price increases that can materially adversely affect its financial condition and operating results.

The Company also uses some custom components that are not common to the rest of the industry, and new products introduced by the Company often utilize custom components available from only one source for a period of time. When a component or product uses new technologies, initial capacity constraints may exist until the suppliers’ yields have matured or manufacturing capacity has increased. If the Company’s supply of components for a new or existing product were delayed or constrained, the Company’s financial condition and operating results could be materially adversely affected. Further, if the Company was not able to find an alternative source for the necessary quantities, the Company’s business and financial performance could also be materially adversely affected. Continued availability of these components at acceptable prices, or at all, may be affected if those suppliers concentrate on the production of common components instead of components customized to meet the Company’s requirements.

18

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Substantially all of the Company’s hardware products are manufactured by outsourcing partners that are located primarily in Europe, Asia or Mexico. A significant concentration of this manufacturing is currently performed by a small number of outsourcing partners. Although the Company works closely with its outsourcing partners on manufacturing schedules, the Company’s operating results could be adversely affected if its outsourcing partners were unable to meet their production commitments.

(d)	Indemnifications

The Company enters into certain agreements that contain indemnification provisions under which the Company could be subject to costs and damages, including in the event of an infringement claim against the Company or an indemnified third party. Such intellectual property infringement indemnification clauses are generally not subject to any dollar limits and remain in effect for the term of the Company’s agreements. To date, the Company has not encountered material costs as a result of such indemnifications.

The Company has entered into indemnification agreements with its directors and executive officers. Under these agreements, the Company agreed, subject to applicable law, to indemnify its directors and executive officers against all costs, charges and expenses reasonably incurred by such individuals in respect of any civil, criminal or administrative action which could arise by reason of their status as directors or officers. The Company maintains liability insurance coverage for the benefit of its directors and executive officers to reduce its exposure to such obligations. The Company has not encountered material costs as a result of such indemnifications in the current year. See the Company’s Management Information Circular for fiscal 2013 for additional information regarding the Company’s indemnification agreements with its directors and executive officers.

14.	DERIVATIVE FINANCIAL INSTRUMENTS

The notional amounts and fair values of financial instruments outstanding were as follows:

	As at August 31, 2013
	Notional Amount	Estimated Fair Value
Assets (Liabilities)
Currency forward contracts - asset	$903	$11
Currency option contracts - asset	176	6
Currency forward contracts - liability	2,046	(30)
Currency option contracts - liability	562	(2)

	As at March 2, 2013
	Notional Amount	Estimated Fair Value
Assets (Liabilities)
Currency forward contracts - asset	$2,356	$57
Currency option contracts - asset	309	2
Currency forward contracts - liability	1,332	(24)
Currency option contracts - liability	426	(11)

Foreign Exchange

The Company uses derivative instruments to manage exposures to foreign exchange risk resulting from transactions in currencies other than its functional currency, the U.S. dollar. The Company’s currency risk management objective in holding derivative instruments is to reduce the volatility of current and future income as a result of changes in foreign currency exchange rates. To limit its exposure to adverse movements in foreign currency exchange rates, the Company enters into foreign currency forward and option contracts.

19

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The majority of the Company’s revenues for the three and six months ended August 31, 2013 were transacted in U.S. dollars. However, portions of the revenues are denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead, are incurred primarily in Canadian dollars but also incurred in Euros and British Pounds. The Company enters into forward and option contracts to hedge portions of these anticipated transactions to reduce the volatility on income associated with the foreign currency exposures. The Company also enters into forward and option contracts to reduce the effects of foreign exchange gains and losses resulting from the revaluation of certain foreign currency monetary assets and liabilities.

The Company records all derivative instruments at fair value on the consolidated balance sheets. The fair value of these instruments is calculated based on notional and exercise values, transaction rates, market quoted currency spot rates, forward points, volatilities and interest rate yield curves. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative instrument and whether it is designated as a hedge.

The Company’s accounting policies for these instruments outline the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in the value of the hedged items. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge and any associated deferred gains and losses in AOCI are recognized in income at that time. Any future changes in the fair value of the instrument are recognized in current income.

For any derivative instruments that do not meet the requirements for hedge accounting, or for any derivative instrument for which hedge accounting is not elected, the changes in fair value of the instruments are recognized in income in the current period and will generally offset the changes in the fair value of the associated asset, liability or forecasted transaction.

The Company enters into forward and option contracts to hedge exposures relating to anticipated foreign currency transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in AOCI and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. For the three and six months ended August 31, 2013, there was $4 million in realized losses on forward and option contracts which were ineffective upon maturity (three and six months ended September 1, 2012 - $1 million and $8 million in realized gains). As at August 31, 2013 and September 1, 2012, the outstanding derivatives designated as cash flow hedges were considered to be fully effective. The maturity dates of these instruments range from September 2013 to May 2014. As at August 31, 2013, the net unrealized loss on these forward and option contracts (including option premiums paid) was $17 million (March 2, 2013 - net unrealized loss of $8 million). Unrealized gains associated with these contracts were recorded in other current assets and AOCI. Unrealized losses were recorded in accrued liabilities and AOCI. Option premiums were recorded in AOCI. As at August 31, 2013, the Company estimates that approximately $17 million of net unrealized losses including option premiums on these forward and option contracts will be reclassified into income within the next twelve months.

The following table shows the fair values of derivative instruments designated as cash flow hedges on the consolidated balance sheets:

	As at
	August 31, 2013		March 2, 2013
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Currency forward contracts - asset	Other current assets	$1	Other current assets	$13
Currency option contracts - asset	Other current assets	—	Other current assets	2
Currency forward contracts - liability	Accrued liabilities	16	Accrued liabilities	10
Currency option contracts - liability	Accrued liabilities	1	Accrued liabilities	10

Currency option contracts - premiums	Accumulated other comprehensive loss	$1	Accumulated other comprehensive loss	$3

During the second quarter of fiscal 2014, changes in forecasts and uncertainty in the probability of cash flows caused certain forward and option contracts hedging exposures relating to anticipated foreign currency transactions to no longer qualify for hedge accounting. As a result, unrealized losses of $2 million were transferred from AOCI to selling, marketing and administration.

20

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

During the second quarter of fiscal 2014, due to the changes in forecasts, the Company de-designated and closed forward and option contracts hedging exposures relating to anticipated foreign currency transactions that are no longer expected to occur. In addition, certain contracts hedging foreign currency transactions no longer expected to occur were de-designated but not closed and became trading derivatives. As a result, unrealized losses of $2 million were transferred from AOCI to selling, marketing and administration.

The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive loss for the three and six months ended August 31, 2013:

	Amount of Gain (Loss) Recognized in OCI on	Location of Gain (Loss) Reclassified	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
	Derivative Instruments	from AOCI into Income	Three Months Ended	Six Months Ended
	(Effective Portion)	(Effective Portion)	August 31, 2013	August 31, 2013
Currency forward contracts	$(4)	Revenue	$(1)	$—
Currency option contracts	(2)	Revenue	(4)	(7)
Currency forward contracts	(2)	Cost of sales	(1)	(1)
Currency forward contracts	(3)	Selling, marketing and administration	(1)	(2)
Currency forward contracts	(6)	Research and development	(1)	(1)

	Amount of Gain (Loss) Recognized in Income on	Location of Gain (Loss) Reclassified	Amount of Gain (Loss) Reclassified from AOCI into Income (Ineffective Portion)
	Derivative Instruments (Ineffective Portion)	from AOCI into Income (Ineffective Portion)	Three Months Ended August 31, 2013	Six Months Ended August 31, 2013
Currency forward contracts	$—	Selling, marketing and administration	$(4)	$(4)

	Amount of Gain (Loss) Recognized in Income on	Location of Gain (Loss) Reclassified	Amount of Gain (Loss) Reclassified from AOCI into Income (Unqualified Portion)
	Derivative Instruments (Unqualified Portion)	from AOCI into Income (Unqualified Portion)	Three Months Ended August 31, 2013	Six Months Ended August 31, 2013
Currency forward contracts	$—	Selling, marketing and administration	$(2)	$(2)

	Amount of Gain (Loss) Recognized in Income on Derivative Instruments	Location of Gain (Loss) Reclassified from AOCI into Income (De-	Amount of Gain (Loss) Reclassified from AOCI into Income (De-designated/Trading Derivative Portion)
	(De-designated/Trading Derivative Portion)	designated/Trading Derivative Portion)	Three Months Ended August 31, 2013	Six Months Ended August 31, 2013
Currency option contracts	$—	Selling, marketing and administration	$(2)	$(2)

21

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive loss for the three and six months ended September 1, 2012:

	Amount of Gain (Loss) Recognized in OCI on	Location of Gain (Loss) Reclassified	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
	Derivative Instruments (Effective Portion)	from AOCI into Income (Effective Portion)	Three Months Ended September 1, 2012	Six Months Ended September 1, 2012
Currency forward contracts	$7	Revenue	$36	$57
Currency option contracts	9	Revenue	1	1
Currency forward contracts	5	Cost of sales	1	2
Currency option contracts	—	Cost of sales	—	—
Currency forward contracts	6	Selling, marketing and administration	1	2
Currency option contracts	(1)	Selling, marketing and administration	—	—
Currency forward contracts	10	Research and development	2	5
Currency option contracts	—	Research and development	—	(1)

	Amount of Gain (Loss) Recognized in Income on	Location of Gain (Loss) Reclassified	Amount of Gain (Loss) Reclassified from AOCI into Income (Ineffective Portion)
	Derivative Instruments (Ineffective Portion)	from AOCI into Income (Ineffective Portion)	Three Months Ended September 1, 2012	Six Months Ended September 1, 2012
Currency forward contracts	$—	Selling, marketing and administration	$1	$8

In addition to the outstanding forward and option contracts hedging exposures relating to anticipated foreign currency transactions that no longer qualify for hedge accounting, the Company has also entered into other forward and option contracts hedging anticipated foreign currency transactions on which it did not apply hedge accounting. Any realized and unrealized gains and losses on these contracts are recognized in income each period. The maturity dates of these instruments range from September 2013 to July 2014. As at August 31, 2013, there were unrealized gains (net of premium paid) of $1 million recorded in respect of these instruments (March 2, 2013 - no unrealized gains or losses). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration expenses. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration expenses.

The following table shows the fair values of derivative instruments hedging anticipated foreign currency transactions on which the Company did not or could not apply hedge accounting on the consolidated balance sheets:

	As at
	August 31, 2013		March 2, 2013
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Currency forward contracts - asset	Other current assets	$—	Other current assets	$—
Currency option contracts - asset	Other current assets	6	Other current assets	—
Currency forward contracts - liability	Accrued liabilities	2	Accrued liabilities	—
Currency option contracts - liability	Accrued liabilities	—	Accrued liabilities	—

During the second quarter of fiscal 2014, changes in forecasts caused a number of foreign currency transactions to no longer be anticipated. Certain forward and option contracts hedging these transactions were de-designated but not closed prior to the end of the quarter, and therefore became trading derivatives. Any realized and unrealized gains and losses on these contracts are recognized in income each period. The maturity dates of these instruments range from September 2013 to February 2014. As at August 31, 2013, there were unrealized losses (net of premium paid) of $2 million recorded in respect of these instruments (March 2, 2013 - no unrealized gains or losses). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration expenses. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration expenses.

22

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The following table shows the fair values of derivative instruments which are considered trading derivatives:

	As at
	August 31, 2013		March 2, 2013
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Currency forward contracts - asset	Other current assets	$—	Other current assets	$—
Currency option contracts - asset	Other current assets	—	Other current assets	—
Currency forward contracts - liability	Accrued liabilities	1	Accrued liabilities	—
Currency option contracts - liability	Accrued liabilities	1	Accrued liabilities	—

As part of its currency risk management strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign currency forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting, and any realized and unrealized gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability. The maturity dates of these instruments range from September 2013 to November 2014. As at August 31, 2013, there were unrealized losses of $2 million recorded in respect of these instruments (March 2, 2013 - net unrealized gains of $29 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration expenses. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration expenses.

The following table shows the fair values of derivative instruments that are not subject to hedge accounting on the consolidated balance sheets:

	As at
	August 31, 2013		March 2, 2013
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Currency forward contracts - asset	Other current assets	$10	Other current assets	$44
Currency option contracts - asset	Other current assets	—	Other current assets	—
Currency forward contracts - liability	Accrued liabilities	11	Accrued liabilities	14
Currency option contracts - liability	Accrued liabilities	—	Accrued liabilities	1

The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statements of operations for the three and six months ended August 31, 2013:

		Amount of Gain (Loss) in Income on Derivative Instruments
	Location of Gain (Loss) Recognized in	Three Months Ended	Six Months Ended
	Income on Derivative Instruments	August 31, 2013	August 31, 2013
Currency forward contracts	Selling, marketing and administration	$(7)	$(18)
Currency option contracts	Selling, marketing and administration	3	6

23

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statements of operations for the three and six months ended September 1, 2012:

		Amount of Gain (Loss) in Income on Derivative Instruments
	Location of Gain (Loss) Recognized in	Three Months Ended	Six Months Ended
	Income on Derivative Instruments	September 1, 2012	September 1, 2012
Currency forward contracts	Selling, marketing and administration	$(29)	$37
Currency option contracts	Selling, marketing and administration	2	3

Credit Risk

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at August 31, 2013, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains, was 75% (March 2, 2013 - 29%). As at August 31, 2013, the Company had a total credit risk exposure across all counterparties with outstanding or unsettled foreign exchange derivative instruments of nil on a notional value of $94 million (March 2, 2013 - $35 million total risk exposure on a notional value of $1.8 billion). The Company maintains Credit Support Annexes (“CSAs”) with several of its counterparties. These CSAs require that the outstanding net position of all contracts to be made whole by the paying or receiving of collateral to or from the counterparties on a daily basis, subject to exposure and transfer thresholds. As at August 31, 2013, the Company had paid $1 million of collateral to counterparties, which approximated the fair value of those contracts. As with the derivatives recorded in an unrealized loss position, this amount is recorded in other current liabilities.

The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at August 31, 2013, no single issuer represented more than 33% of the total cash, cash equivalents and investments (March 2, 2013 - no single issuer represented more than 22% of the total cash and cash equivalents and investments).

Interest Rate Risk

Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.

15.	SEGMENT DISCLOSURES

The Company is organized and managed as a single reportable operating segment. The Company currently sells an integrated BlackBerry wireless communications platform solution, which includes the sale of BlackBerry handheld devices and the provision of data communication, compression and security infrastructure services, which enable BlackBerry handheld wireless devices to send and receive wireless messages and data. For enterprise customers, the Company currently sells an integrated BlackBerry Enterprise Server software solution that gives corporate and government customers the ability to set and enforce specific information technology policies to manage their BlackBerry handheld wireless devices when the data services pass through BlackBerry’s Relay and Provisioning infrastructure.

24

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Revenue from continuing operations, classified by major geographic segments in which the Company’s customers are located, was as follows:

	Three Months Ended		Six Months Ended
	August 31, 2013	September 1, 2012	August 31, 2013	September 1, 2012
North America
Canada	$91	$227	$354	$327
United States	323	641	821	1,335

	414	868	1,175	1,662
Europe, Middle East and Africa	686	1,087	2,029	2,116
Latin America	196	520	645	1,100
Asia Pacific
Indonesia	160	246	425	471
Other	117	140	370	320

	277	386	795	791

Total	$1,573	$2,861	$4,644	$5,669

North America
Canada	5.8%	7.9%	7.6%	5.8%
United States	20.5%	22.4%	17.7%	23.6%

	26.3%	30.3%	25.3%	29.4%
Europe, Middle East and Africa	43.6%	38.0%	43.7%	37.3%
Latin America	12.5%	18.2%	13.9%	19.4%
Asia Pacific
Indonesia	10.2%	8.6%	9.1%	8.3%
Other	7.4%	4.9%	8.0%	5.6%

	17.6%	13.5%	17.1%	13.9%

Total	100.0%	100.0%	100.0%	100.0%

	Three Months Ended		Six Months Ended
	August 31, 2013	September 1, 2012	August 31, 2013	September 1, 2012
Revenue mix
Hardware	$770	$1,712	$2,950	$3,380
Service	724	993	1,518	1,990
Software	63	65	123	134
Other	16	91	53	165

	$1,573	$2,861	$4,644	$5,669

	As at
	August 31, 2013	March 2, 2013
Property, plant and equipment and intangible assets
Canada	$5,027	$5,015
United States	399	468
United Kingdom	24	30
Other	174	199

	$5,624	$5,712

25

BlackBerry Limited

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

	As at
	August 31, 2013	March 2, 2013
Total assets
Canada	$8,014	$8,252
United States	1,002	1,713
United Kingdom	1,275	1,071
Other	2,217	2,129

	$12,508	$13,165

16.	CASH FLOW INFORMATION

Cash flows resulting from net changes in working capital items are as follows:

	Six Months Ended
	August 31, 2013	September 1, 2012
Accounts receivable, net	$610	$868
Other receivables	49	133
Inventories	(338)	244
Income taxes receivable	135	(149)
Other current assets	(231)	(94)
Accounts payable	66	(145)
Accrued liabilities	154	(412)
Deferred revenue	292	38

	$737	$483

17.	SUBSEQUENT EVENTS

On September 23, 2013, the Company announced it has signed a letter of intent agreement (“LOI”) under which a consortium to be led by Fairfax Financial Holdings Limited (“Fairfax”) has offered to acquire the Company, subject to due diligence. Diligence is expected to be complete by November 4, 2013 (“Diligence Period”). The parties’ intention is to negotiate and execute a definitive transaction agreement by such date. During such period, BlackBerry is permitted to actively solicit, receive, evaluate and potentially enter into negotiations with parties that offer alternative proposals (“Alternative Transactions”). If (A) during the Diligence Period (i) BlackBerry enters into any letter of intent or definitive agreement providing for an Alternative Transaction, (ii) BlackBerry ceases to negotiate with the consortium in good faith with a view to entering into the Definitive Agreement by the end of the Diligence Period, or (iii) an Alternative Transaction is publicly proposed or publicly announced and is consummated within 6 months following the end of the Diligence Period, or (B) during the 3 month period following the end of the Diligence Period, BlackBerry enters into any agreement providing for an Alternative Transaction with a person with whom discussions were held before or during the Diligence Period, then BlackBerry shall pay Fairfax a fee of U.S. $0.30 per BlackBerry share, provided, however, that no such fee shall be payable if the consortium shall have reduced the price offered below U.S. $9.00 per share without the approval of the board of directors of BlackBerry. In the event that a definitive agreement is signed with Fairfax the termination fee will increase to U.S. $0.50 per share.

26

BLACKBERRY LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED AUGUST 31, 2013

October 1, 2013

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of BlackBerry Limited (the “Company” or “BlackBerry”) for the three and six months ended August 31, 2013, as well as the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the fiscal year ended March 2, 2013. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.

The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A provides information for the three and six months ended August 31, 2013 and up to and including October 1, 2013.

Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended March 2, 2013 (the “AIF”), which is included in the Company’s Annual Report on Form 40-F for the fiscal year ended March 2, 2013 (the “Annual Report”), can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•	the Company’s plans, strategies and objectives, and the anticipated opportunities and challenges for the Company in fiscal 2014, including the strategic alternatives being explored by the Special Committee (the “Special Committee”) formed by the Company’s board of directors (the “Board of Directors”) and the recently announced letter of intent agreement (the “LOI”) with Fairfax Financial Holdings Limited (“Fairfax”);

•	the Company’s expectations regarding new product initiatives and their timing, including the BlackBerry 10 platform, BlackBerry 10 smartphones and BlackBerry Messenger (“BBM”) cross-platform for Android and iPhone;

•	the Company’s plans and expectations regarding its existing and new service offerings, assumptions regarding its service revenue model, and the anticipated levels of decline in service revenue in the third quarter of fiscal 2014;

•	anticipated demand for, and the Company’s plans and expectations relating to the Company’s BlackBerry 7 and 10 smartphones, including programs to drive sell-through of these smartphones;

•	the Company’s expectations with respect to the sufficiency of its financial resources, including the Company’s anticipated receipt of a significant income tax refund in the first half of fiscal 2015;

•	the Company’s ongoing efforts to streamline its operations and its expectations relating to the benefits of its Cost Optimization and Resource Efficiency (“CORE”) program and similar strategies;

•	the Company’s plans to reduce operating expenditures by approximately 50% by the end of the first quarter of fiscal 2015, including the implementation of a workforce reduction of approximately 4,500 positions;

•	the Company’s plans and expectations regarding marketing and promotional programs;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	assumptions and expectations described in the Company’s critical accounting estimates and accounting policies.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements in this MD&A, including in the sections entitled “Overview”, “Overview - Operational and Strategic Review and CORE Program”, “Executive Summary”, “Results of Continuing Operations – Three months ended August 31, 2013 compared to three months ended September 1, 2012 – Revenue – Revenue by Category – Hardware Revenue”, “Results of Continuing Operations – Three months ended August 31, 2013 compared to

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

three months ended September 1, 2012 – Revenue – Revenue by Category – Service Revenue”, “Results of Continuing Operations – Three months ended August 31, 2013 compared to three months ended September 1, 2012 – Revenue – Revenue Trends”, “Financial Condition – Liquidity and Capital Resources – Current Assets” and “Financial Condition – Credit Facilities and Other Funding Sources”. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances, including but not limited to, the launch of products based on the BlackBerry 10 platform, general economic conditions, product pricing levels and competitive intensity, supply constraints, the Company’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, the Company’s plans and expectations regarding its ongoing strategic review process, including the proposed acquisition of the Company by a consortium to be led by Fairfax (the “Fairfax Consortium”) as described below under “Overview - Operational and Strategic Review and CORE Program”, and the Company’s expectations regarding the cash flow generation of its business and the sufficiency of its financial resources. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, most of which are discussed in greater detail in the “Risk Factors” section of the Company’s AIF, which is included in the Company’s Annual Report. These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements:

•	risks related to the Company’s ongoing strategic review process, including the Company’s ability to identify, pursue and realize the benefits of strategic alternatives being explored by the Company (which could include possible joint ventures, strategic partnerships or alliances, a sale of the Company or other possible transactions) to enable the Company to address the challenges to its business, and which may not be consummated in the manner contemplated by the Company or at all;

•	risks related to the proposed acquisition of the Company by the Fairfax Consortium, which is subject to the Fairfax Consortium and its lenders being satisfied with all aspects of the due diligence to be carried out by them, the negotiation and execution of a binding definitive agreement and other customary conditions, including receipt of required regulatory and shareholder approvals, and which may not be consummated in the manner contemplated by the Company or at all;

•	risks related to the Company’s ability to implement and to realize the benefits of its recently announced operational restructuring, including its decision to refocus its business on an end-to-end solution of hardware, software and services for enterprises and productivity-focused users or “prosumers”, its previously disclosed CORE program, and its ability to continue to realize cost reductions in the future, including the Company’s planned 50% reduction of operating expenditures and implementation of a workforce reduction of approximately 4,500 positions by the end of the first quarter of fiscal 2015;

•	the risk that uncertainty relating to recent announcements concerning the Company’s strategic review process and financial results, including the proposed acquisition of the Company by the Fairfax Consortium and the Company’s operational restructuring and workforce reductions, may adversely impact the Company’s business, existing and future relationships with business partners and end customers of its products and services, and its ability to attract and retain key employees;

•	risks related to the Company’s ability to offset or mitigate the impact of the decline in the Company’s service access fees on its consolidated revenue by developing an integrated services and software offering;

•	the Company’s ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, including risks related to new product introductions and adoption and the relevance of hardware in light of the Company’s decreasing market share of the smartphone industry;

•	intense competition, rapid change and significant strategic alliances within the Company’s industry, including recent and potential future strategic transactions by its competitors or carrier partners, which have weakened the Company’s competitive position and have required the Company to reduce its prices to compete effectively;

•	the Company’s ability to maintain its existing relationships with its network carrier partners and distributors, and its reliance on its network carrier partners to help promote the BlackBerry 10 platform and BlackBerry 10 smartphones;

•	the Company’s ability to maintain its existing relationships with its enterprise customers and the Company’s ability to transition its enterprise customers to the BlackBerry Enterprise Service 10 (“BES 10”) platform and deploy BlackBerry 10 smartphones, and the risk that current BES 10 test installations may not convert to commercial installations;

•	risks related to the Company’s ability to maintain or increase its liquidity, its existing cash balance, its ability to access existing or potential alternative sources of funding and the sufficiency of its financial resources;

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	the Company’s ability to address inventory and asset risk, including its ability to sell its existing inventory of BlackBerry 10 products, manage its purchase obligations with its manufacturing partners and the potential for additional charges related to its inventory;

•	potential charges relating to the impairment of intangible assets recorded on the Company’s balance sheet;

•	the Company’s ability to successfully maintain and enhance its brand in light of recent challenges;

•	risks associated with the Company’s foreign operations, including risks related to recent political and economic developments in Venezuela and the impact of foreign currency restrictions that continue to impact its ability to recognize revenue from sales of services in Venezuela;

•	the efficient and uninterrupted operation of the Company’s network operations center and the networks of its carrier partners, and the risk of other business interruptions, including costs, potential liabilities, lost revenues and reputational damage associated with service interruptions;

•	general commercial litigation, class action and other litigation claims, including purported class action claims relating to the Company or its operations;

•	risks associated with litigation claims against the Company arising from the Company’s practice of providing a forward-looking outlook to its shareholders with respect to certain financial metrics, including the Company’s practice of updating a previous outlook where circumstances warrant;

•	the occurrence or perception of a breach of the Company’s security measures, or an inappropriate disclosure of confidential or personal information;

•	third-party claims for infringement of intellectual property rights by the Company and the outcome of any litigation with respect thereto;

•	the Company’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	the Company’s ability to expand and manage BlackBerry® WorldTM, including its ability to encourage developers to continue to develop applications for BlackBerry® WorldTM;

•	potential liabilities or costs related to the collection, storage, transmission, use and disclosure of user and personal information;

•	the Company’s reliance on its suppliers for functional components, including the suppliers the Company has selected for its BlackBerry 10 smartphones, and the risk that suppliers will not supply components on a timely basis, in sufficient quantities or of the desired quality;

•	the Company’s ability to obtain rights to use software or components supplied by third parties;

•	restrictions on import and use of the Company’s products and services in certain countries due to encryption of the products and services;

•	reliance on strategic alliances and relationships with third-party network infrastructure developers, software platform vendors and service platform vendors, including the Company’s ability to promote and advance the development of an ecosystem of applications and services for the BlackBerry 10 platform;

•	the Company’s reliance on third-party manufacturers for certain products and its ability to manage its production and repair process, and risks related to the Company changing manufacturers or reducing the number of manufacturers or suppliers it uses;

•	the continued quality and reliability of the Company’s products and services and the potential effect of defects in products and services;

•	risks as a result of actions of activist shareholders;

•	government regulation of wireless spectrum and radio frequencies;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	risks associated with acquisitions, investments and other business initiatives;

•	foreign exchange risks as the Company transacts globally in currencies other than the U.S. dollar;

•	regulation, certification and health risks, and risks relating to the misuse of the Company’s products;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with the Company’s worldwide operations;

•	market and credit risk associated with the Company’s cash, cash equivalents and short-term or long-term investments;

•	risks related to the failure of the Company’s suppliers, subcontractors, third-party distributors and representatives to use acceptable ethical business practices or comply with applicable laws;

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	the potential impact of copyright levies in numerous countries;

•	the Company’s ability to manage its ongoing development of service and support operations; and

•	costs and other burdens associated with recently adopted regulations regarding conflict minerals.

Any statements that are forward-looking statements are intended to enable the Company’s shareholders to view the anticipated performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These difficulties in forecasting the Company’s financial results and performance are magnified at the present time given the uncertainties related to changes to the Company’s strategy and potential strategic alternatives the Company may pursue as a result of the Company’s ongoing strategic review, including the proposed acquisition of the Company by the Fairfax Consortium. See “Overview - Operational and Strategic Review and CORE Program”.

The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Overview

A global leader in wireless innovation, the Company revolutionized the mobile industry with the introduction of the BlackBerry solution in 1999. Today, the Company aims to inspire the success of its millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, the Company operates offices in North America, Europe, Asia Pacific and Latin America. The Company’s common shares are listed on the NASDAQ Global Select Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB).

With the BlackBerry platform, the Company believes it offers a market-leading wireless communications experience with push-based connectivity, industry-leading security and enterprise manageability, excellent radio performance and differentiated social applications, such as BBM, that provide immediacy, productivity and collaboration. The Company’s latest products are its BlackBerry 10 smartphone models including the Z10, Q10, Q5 and the recently announced Z30, each with Long Term Evolution (“LTE”) capability. On September 20, 2013, the Company announced that as part of its operational restructuring, it plans to reduce its feature smartphone portfolio from six devices to four as described below under “Overview - Operational and Strategic Review and CORE Program”. The Company also announced that it is seeing increasing penetration of BES 10 with more than 25,000 commercial and test servers installed to date, up from 19,000 in July 2013.

BlackBerry® WorldTM, the Company’s comprehensive electronic content distribution catalogue, is available to customers in over 100 markets globally, with other markets expected to follow. The continued expansion of the catalogue of applications and other content is an important element of the Company’s successful transition to its next-generation BlackBerry 10 smartphones and requires a substantial investment of internal resources for development of the infrastructure, improvement of developer and consumer interfaces and advertising costs. As of the end of the second quarter of fiscal 2014, there were over 130,000 applications available for BlackBerry 10 smartphones and over 230,000 applications in total available through BlackBerry® WorldTM.

Though BlackBerry is the leading smartphone in several markets around the world, the Company has recently experienced a significant decline in revenue and market share due to intense competition and other factors, as discussed below under “Results of Continuing Operations – Three months ended August 31, 2013 compared to three months ended September 1, 2012 – Revenue - Revenue Trends”.

The Company currently has negligible debt and approximately $2.6 billion in cash, cash equivalents and investments as of August 31, 2013. In the second quarter of fiscal 2014, the Company had sales of $1.6 billion and incurred a loss from continuing operations of $965 million, or $1.84 per share diluted. The loss reflects a primarily non-cash, pre-tax charge against inventory and supply commitments of approximately $934 million recorded in the second quarter of fiscal 2014. See “Overview - Inventory Charge”.

Operational and Strategic Review and CORE Program

On August 12, 2013, the Company announced that the Board of Directors had formed the Special Committee to explore strategic alternatives to enhance value and increase scale in order to accelerate BlackBerry 10 deployment. The Special Committee has engaged in a process to review potential alternatives, with the assistance of its financial and legal advisors, which include possible joint ventures, strategic partnerships or alliances, a sale of the Company or other possible transactions. While the Special Committee has focused on exploring alternatives, the Company has continued with its strategy of reducing cost, driving efficiency and accelerating the deployment of BES 10, as well as driving adoption of BlackBerry 10 smartphones, working towards launching the multi-platform BBM social messaging service, and pursuing mobile computing opportunities by leveraging the secure and reliable BlackBerry Global Data Network.

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On September 23, 2013, the Company announced that it had signed the LOI with Fairfax, a Canadian company led by Prem Watsa, a former director of the Company, under which the Fairfax Consortium has offered to acquire the Company subject to due diligence. The LOI contemplates a transaction in which the Company’s shareholders would receive $9 in cash for each common share of the Company they hold, in a transaction valued at approximately $4.7 billion. The Fairfax Consortium, which is seeking financing, would acquire for cash all of the outstanding shares of BlackBerry not held by Fairfax. Fairfax, which owns approximately 9.9% of the Company’s outstanding common shares, intends to contribute the shares of BlackBerry it currently holds into the transaction. The Board of Directors, acting on the recommendation of the Special Committee, approved the terms of the LOI. Completion of the transaction would be subject to a number of conditions, including due diligence, negotiation and execution of a definitive agreement (the “Definitive Agreement”) and customary regulatory and shareholder approvals.

The parties expect the Fairfax Consortium’s due diligence to be completed by November 4, 2013 (the “Diligence Period”) and their intention is to negotiate and execute the Definitive Agreement by such date. During the Diligence Period, the Company is permitted to actively solicit, receive, evaluate and potentially enter into negotiations with parties that offer alternative proposals (“Alternative Transactions”). If (A) during the Diligence Period (i) the Company enters into any letter of intent or definitive agreement providing for an Alternative Transaction, (ii) the Company ceases to negotiate with the Fairfax Consortium in good faith with a view to entering into the Definitive Agreement by the end of the Diligence Period, or (iii) an Alternative Transaction is publicly proposed or publicly announced and is consummated within six months following the end of the Diligence Period, or (B) during the three-month period following the end of the Diligence Period, the Company enters into any agreement providing for an Alternative Transaction with a person with whom discussions were held before or during the Diligence Period, then the Company shall pay Fairfax a fee of $0.30 per BlackBerry share; provided, however, that no such fee shall be payable if the Fairfax Consortium shall have reduced the price offered below $9.00 per share without the approval of the Company’s Board of Directors. In the event that the Definitive Agreement is signed with Fairfax, the termination fee will increase to $0.50 per share.

In addition to the Fairfax Consortium and its lenders being satisfied with all aspects of the due diligence to be carried out by them during the Diligence Period and the negotiation and execution of the Definitive Agreement, completion of the transaction will be subject to other customary conditions, including receipt of required regulatory and shareholder approvals. There can be no assurance that due diligence will be satisfactory, that financing will be obtained, that the Definitive Agreement will be entered into, that the required regulatory and shareholder approvals will be obtained or that the transaction with the Fairfax Consortium will be consummated. During the Diligence Period, the Special Committee will continue to evaluate all other strategic alternatives to determine if there are alternatives superior to the proposal from the Fairfax Consortium. There can be no assurance that this process will result in an Alternative Transaction. See “Cautionary Note Regarding Forward-Looking Statements”.

As part of the Company’s operational and strategic review, the Company commenced the CORE program in March 2012. The CORE program is a Company-wide initiative with the objective of streamlining the Company’s operations and increasing efficiency. The program includes, among other things, the streamlining of the BlackBerry smartphone product portfolio to offer a smaller number of devices in the market at any given time, the optimization of the Company’s global manufacturing footprint to reduce complexity and improve delivery performance, the outsourcing of global repair services, the alignment of the Company’s sales and marketing teams to prioritize marketing efforts to effectively leverage its marketing windows and a reduction in the global workforce, including a reduction in the number of layers of management to reduce complexity, drive accelerated execution and decision making, improve performance and increase the transparency of accountability. Through the CORE program, the Company reported significant savings in fiscal 2013 and the Company has implemented plans to sustain certain savings throughout fiscal 2014. In the second quarter of fiscal 2014, the Company incurred approximately $72 million in charges related to the CORE program.

As part of the CORE program and the strategic review process, the Company has been reviewing all aspects of its operations, including the sale of certain assets. In the second quarter of fiscal 2014, certain assets were classified as held for sale and are presented separately on the Company’s consolidated balance sheet until they are disposed. Assets held for sale include property, plant and equipment that are expected to be sold within the next twelve months. The Company continued to execute on the planned headcount reductions in the second quarter of fiscal 2014.

In addition, on September 20, 2013, the Company announced that as part of its effort to enhance its financial results, and in response to the intense competition in the smartphone market, the Company intends to transition its future smartphone portfolio from six devices to four. The Company plans to focus the portfolio on enterprise and prosumer-centric targeted devices, including two high-end devices and two entry-level devices in all-touch and QWERTY models. With the recent launch of the BlackBerry Z30, the Company plans to re-tier the BlackBerry Z10 smartphone to make it available to a broader, entry-level audience. Going forward, the Company plans to refocus its product and services offerings on its end-to-end solution of

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

hardware, software and services for enterprises and prosumers. The Company also announced that it is targeting an approximate 50% reduction in operating expenditures by the end of the first quarter of fiscal 2015. As part of this effort, the Company intends to implement a workforce reduction of approximately 4,500 positions, or approximately 40% of the Company’s current global workforce, resulting in a total workforce of approximately 7,000 full-time global employees. In light of this recent announcement, the Company expects to incur $400 million in pre-tax charges related to the CORE program throughout fiscal 2014 and the first quarter of fiscal 2015, up from its previous expectation in the first quarter of fiscal 2014 that it would incur approximately $100 million of such charges throughout fiscal 2014.

Inventory Charge

During the second quarter of fiscal 2014, the Company shipped devices to its carrier and distributor partners to support new and continuing product launches and meet expected levels of end customer demand. However, the sell-through levels for BlackBerry 10 smartphones decreased during the second quarter of fiscal 2014 due to the maturing smartphone market and very intense competition. Additionally, delays in the launch of certain functionality of the BES 10 platform and alternative competitor products in the market, have resulted in a slower than anticipated rate of adoption of the BES 10 platform by enterprise customers, many of which look to deploy BlackBerry 10 hardware and software simultaneously to optimize security through the integrated BlackBerry end-to-end solution. These factors caused the number of BlackBerry 10 devices in the channel to increase above the Company’s expectations, which in turn caused the Company to assess and revise its future demand assumptions for finished products, semi-finished goods and raw materials. Based on these revised demand assumptions, the Company recorded a primarily non-cash, pre-tax charge against inventory and supply commitments of approximately $934 million, or $1.27 per share diluted, in the second quarter of fiscal 2014, which was primarily attributable to BlackBerry Z10 devices (the “Z10 Inventory Charge”). Significant judgement was required in calculating the inventory charge, which involved forecasting future demand and the associated pricing at which the Company can realize the carrying value of its inventory. Further, the Company’s expectations with respect to its inventory and asset risk (including its ability to sell its existing inventory of BlackBerry 10 products and manage its purchase obligations with its manufacturing partners) and the potential for additional charges related to inventory are forward-looking statements that are subject to the inherent risk of forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. As noted above, these difficulties in forecasting the Company’s financial results and performance are magnified at the present time given the uncertainties related to changes to the Company’s strategy or potential strategic alternatives the Company may pursue as a result of the Company’s ongoing strategic review, including the proposed acquisition of the Company by the Fairfax Consortium. See “Overview - Operational and Strategic Review and CORE Program”, “Cautionary Statement Regarding Forward-Looking Statements” and the “Risk Factors” section of the AIF, which is included in the Annual Report, including the risk factors titled “Intense competition, rapid change and significant strategic alliances within the Company’s industry, including potential future strategic transactions by its competitors or carrier partners, could weaken the Company’s competitive position or may require the Company to reduce its prices to compete effectively” and “The Company faces substantial inventory and other asset risk.”

Non-GAAP Financial Measures

As noted above, the consolidated financial statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis. On September 27, 2013, the Company announced financial results for the second quarter of fiscal 2014, which included certain non-GAAP financial measures, including adjusted gross margin, adjusted gross margin percentage, adjusted loss from continuing operations before taxes, adjusted loss from continuing operations and adjusted diluted loss per share from continuing operations that excluded the pre-tax Z10 Inventory Charge of $934 million and pre-tax restructuring charges of $72 million related to the CORE program that the Company incurred in the second quarter of fiscal 2014. The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to better assess the Company’s operating performance relative to its consolidated financial results in prior and future periods and improves the comparability of the information presented. Readers are cautioned that adjusted gross margin, adjusted gross margin percentage, adjusted loss from continuing operations before taxes, adjusted loss from continuing operations, adjusted diluted loss per share from continuing operations and similar measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are described in this MD&A. A reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures was included in the Company’s press release, dated September 27, 2013.

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

General

The preparation of the consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

Revenue Recognition

There were no changes to the Company’s revenue recognition policy in the second quarter of fiscal 2014. However, given the developments in the second quarter of fiscal 2014 referred to in this MD&A, the Company has provided further detail below on the application of its existing revenue recognition policy relating to hardware sales.

The Company considers revenue realized or realizable and earned when the following four criteria have been met: (i) when persuasive evidence of an arrangement exists, (ii) the product has been delivered to a customer and title has been transferred or the services have been rendered, (iii) the sales price is fixed or determinable, and (iv) collection is reasonably assured. For most of the Company’s product sales, these criteria are met when the products are shipped or delivered to the customer, dependent upon shipping terms and conditions. For hardware products, the determination of when the price is fixed or determinable can affect the timing of revenue recognition, as discussed further below.

The Company records reductions to revenue for estimated commitments related to price protection, rights of return and customer incentive programs. Price protection is accrued as a reduction to revenue provided that the future price reduction can be reliably estimated or based on contractual caps, provided that the Company has not granted refunds in excess of those caps and provided that all other revenue recognition criteria have been met. If refunds cannot be reliably estimated or the contractual cap is no longer valid, revenue is not recognized until reliable estimates can be made or the price protection period lapses. The Company also records reductions to revenue for rights of return based on contractual terms and conditions as it relates to quality defects only and, if the expected product returns can be reasonably and reliably estimated, based on historical experience. Where a right of return cannot be reasonably and reliably estimated, the Company recognizes revenue when the product sells through to an end user or the return period lapses. The estimated cost of customer incentive programs is accrued as a reduction to revenue and is recognized at the later of the date at which the Company has recognized the revenue or the date at which the program is offered. If historical experience cannot support a breakage rate, the maximum rebate amount is accrued and adjusted when the incentive programs end. The Company considers several factors in determining whether it can reliably estimate future refunds or customer incentives such as levels of channel inventory, new competitor introductions, the stage of a product in the product life cycle, and potential cannibalization of future product offerings. If there is a future risk of pricing concessions and a reliable estimate cannot be made at the time of shipment, the Company recognizes the related revenue when its products are sold through to an end user.

For shipments where the Company recognizes revenue when the product is sold through to an end user, the Company determines the point at which that happens based upon internally generated reporting indicating when the devices are activated on the Company’s relay infrastructure.

Valuation of Long Lived Assets

Long lived assets (“LLA”) are tested for impairment if testing is warranted by changes in events and circumstances that indicate that LLA balances may not be recoverable from the Company’s estimated future cash flows. These events and circumstances may include significant decreases in the market price of an asset or asset group, significant changes in the extent or manner in which an asset or asset group is being used by the Company or in its physical condition, a significant change in legal factors or in the business climate, a history or forecast of future operating or cash flow losses, significant disposal activity, a significant decline in the Company’s share price, a significant decline in revenues or adverse changes in the economic environment.

The LLA impairment test prescribed by U.S. GAAP requires the Company to identify its asset groups and test impairment of each asset group separately. To conduct the LLA impairment test, the asset group is tested for recoverability using undiscounted cash flows over the remaining useful life of the primary asset. If forecasted net cash flows are less than the carrying amount of the asset group, an impairment charge is measured by comparing the fair value of the asset group to its carrying value. Determining the Company’s asset groups and related primary assets requires significant judgment by management. Different judgments could yield different results.

LLA impairment is tested using a two-step process. When significant indicators of impairment exist, the Company performs a cash flow recoverability test as the first step, which involves comparing the Company’s estimated undiscounted future cash flows to the carrying amount of its net assets, since the Company consists of one asset group. If the net cash flows of the

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company exceed the carrying amount of its net assets, LLA are not considered to be impaired. If the carrying amount exceeds the net cash flows, there is an indication of potential impairment and the second step of the LLA impairment test is performed to measure the impairment amount. The second step involves determining the fair value of the asset group, the Company. Fair value should be determined using valuation techniques that are recognized by ASC 820, including the market approach, income approach and cost approach. If the carrying amount of the Company’s net assets exceeds the fair value of the Company, a non-cash impairment loss is recognized in an amount equal to that excess.

The Company reviews any changes in events and circumstances that have occurred on a quarterly basis to determine if indicators of LLA impairment exist. During the second quarter of fiscal 2014, the Company experienced a significant decline in its share price and further identified the recent decline in revenues, the generation of operating losses and the decrease in cash flows from operations as indicators of potential LLA impairment. Accordingly, a cash flow recoverability test was performed in the second quarter of fiscal 2014. The estimated undiscounted net cash flows were determined utilizing the Company’s long term forecast and incorporated a terminal value of the Company utilizing its market capitalization, calculated as the number of the Company’s common shares outstanding as at the interim testing date by the average market price of the shares over a 14 day period before the measurement date. The Company used this duration in order to incorporate the inherent market fluctuations that may affect any individual closing price of the Company’s shares. As a result, the Company concluded that the undiscounted net cash flows exceeded the carrying value of its net assets as at the measurement date. Consequently, no LLA impairment charge was recorded in the second quarter of fiscal 2014.

As described above, the Company’s determination of its asset groups, its primary asset and its remaining useful life, and estimated cash flows are significant factors in assessing the recoverability of the Company’s assets for the purposes of LLA impairment testing. The Company’s share price can be affected by, among other things, changes in industry or market conditions, including the effect of competition, changes in the Company’s results of operations, changes in the Company’s forecasts or market expectations relating to future results, and by developments in the Company’s review of strategic alternatives and the market’s assessment of any potential transactions. See “Risk Factors - The market price of the Company’s common shares is volatile” in the Company’s AIF. The current macroeconomic environment and competitive dynamics continue to be challenging to the Company’s business and the Company cannot be certain of the duration of these conditions and their potential impact on the Company’s future financial results and cash flows. A continued decline in the Company’s performance, the Company’s market capitalization and future changes to the Company’s assumptions and estimates used in the LLA impairment test, particularly the expected future cash flows, remaining useful life of the primary asset and terminal value of the asset group, may result in an impairment in future periods of some or all of the assets on the Company’s balance sheet. Although it does not affect the Company’s cash flow, an impairment charge to earnings has the effect of decreasing the Company’s earnings or increasing the Company’s losses, as the case may be. If the Company is required to record LLA impairment charges, the Company’s share price could also be adversely affected.

Inventory and Inventory Purchase Commitments

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company’s policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company’s products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which the Company operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company’s forecasts, requirements for inventory write-offs that differ from the Company’s estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

During the second quarter of fiscal 2014, the Company recorded the Z10 Inventory Charge for approximately $934 million against its inventory and supply commitments as a result of decreased demand for, and sell-through of, the Company’s products. See “Overview - Inventory Charge”.

Recently Issued Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board issued authoritative guidance to eliminate diversity in practice related to the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance requires that, under certain circumstances, an unrecognized tax benefit is to be presented in the financial statements as a reduction to a deferred tax asset as opposed to a liability. The new authoritative guidance will become effective for fiscal years and interim reporting periods beginning after December 15, 2013, with early adoption and retrospective application permitted. The Company will adopt this guidance in the first quarter of fiscal 2015 and is currently evaluating the impact that the adoption of this guidance will have on its financial position.

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary Results of Operations

Second quarter of fiscal 2014 compared to the second quarter of fiscal 2013

The following table sets forth certain consolidated statement of operations data for the periods indicated, as well as certain consolidated balance sheet data, as at August 31, 2013 and September 1, 2012. The following amounts are expressed in millions of dollars, except for share and per share amounts.

	As at and for the Three Months Ended
					Change Fiscal
	August 31, 2013		September 1, 2012		2014/2013
Revenue	$1,573	100%	$2,861	100%	$(1,288)
Cost of sales(1)(2)	1,947	124%	2,117	74%	(170)

Gross margin	(374)	(24%)	744	26%	(1,118)

Operating expenses					—
Research and development(1)	360	23%	366	13%	(6)
Selling, marketing and administration(1)	527	33%	556	19%	(29)
Amortization	171	11%	180	6%	(9)

	1,058	67%	1,102	38%	(44)

Operating loss	(1,432)	(91%)	(358)	(12%)	(1,074)
Investment loss	(6)	(0%)	—	—	(6)

Loss from continuing operations before income taxes	(1,438)	(91%)	(358)	(12%)	(1,080)
Recovery of income taxes	(473)	(30%)	(129)	(4%)	(344)

Loss from continuing operations	(965)	(61%)	(229)	(8%)	(736)
Loss from discontinued operations	—	—	(6)	(0%)	6

Net loss	$(965)	(61%)	$(235)	(8%)	$(730)

Basic and diluted loss per share
Basic and diluted loss per share from continuing operations	$(1.84)		$(0.44)		$(1.40)
Basic and diluted loss per share from discontinued operations	—		(0.01)		0.01

Total basic and diluted loss per share	$(1.84)		$(0.45)		$(1.39)

Weighted-average number of shares outstanding (000’s)
Basic	524,481		524,160
Diluted	524,481		524,160
Total assets	$12,508		$12,463		$45
Total liabilities	$4,084		$3,091		$993
Total long-term liabilities	$211		$228		$(17)
Shareholders’ equity	$8,424		$9,372		$(948)

(1)	Cost of sales included $10 million, research and development included $8 million, and selling, marketing and administration expenses included $54 million in pre-tax charges related to the Company’s CORE program during the second quarter of fiscal 2014. See “Overview – Operational and Strategic Review and CORE Program”.
(2)	Cost of sales included the $934 million Z10 Inventory Charge incurred in the second quarter of fiscal 2014. See “Overview - Inventory Charge”.

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

Revenue from continuing operations for the second quarter of fiscal 2014 was $1.6 billion, a decrease of approximately $1.3 billion, or 45.0%, from $2.9 billion in the second quarter of fiscal 2013. Hardware revenue decreased by $942 million, or 55.0%, to $770 million. The Company believes that the significant decrease in hardware revenue and device sales over the prior fiscal year was primarily attributable to decreased demand and lower sell-through for the Company’s new products, due to the maturing smartphone market and very intense competition, as well as lower average selling prices compared to the second quarter of fiscal 2013. Additionally, delays in the launch of certain functionality of the BES 10 platform and alternative competitor products in the market have resulted in a slower than anticipated rate of adoption of the BES 10 platform by enterprise customers, many of which look to deploy BlackBerry 10 hardware and software simultaneously to optimize security through the integrated BlackBerry end-to-end solution. The Company also believes that uncertainty surrounding its ongoing strategic review process may have negatively impacted demand for the Company’s products in the second quarter of fiscal 2014. The number of BlackBerry handheld devices recognized decreased by approximately 3.7 million, or 50.0%, to approximately 3.7 million in the second quarter of fiscal 2014, compared to approximately 7.4 million in the second quarter of fiscal 2013. Most of the devices recognized in the second quarter of fiscal 2014 were BlackBerry 7 devices, in part because the Company deferred revenues related to BlackBerry 10 smartphones shipped in the second quarter of fiscal 2014 as they did not meet the revenue recognition criteria that the price be fixed or determinable. See “Critical Accounting Estimates - Revenue Recognition”. During the second quarter of fiscal 2014, approximately 5.9 million BlackBerry smartphones were sold through to end customers, which included shipments made prior to the second quarter of fiscal 2014 and which reduced the Company’s inventory in channel. Of the devices that sold through to end customers in the second quarter of fiscal 2014, approximately 4.2 million were BlackBerry 7 devices. Service revenue decreased by $269 million to $724 million in the second quarter of fiscal 2014, compared to the second quarter of fiscal 2013. The decrease is primarily attributable to a lower number of BlackBerry users and lower revenue from those users, compared to the second quarter of fiscal 2013. The decrease also reflects the impact of a pre-tax $67 million service revenue deferral related to carriers in Venezuela (the “Q2 Venezuela Service Revenue Deferral”) as discussed in “Results of Continuing Operations - Three months ended August 31, 2013 compared to three months ended September 1, 2012 - Revenue - Revenue by Category - Service Revenue”. Software revenue decreased by $2 million in the second quarter of fiscal 2014 to $63 million, compared to $65 million in the second quarter of fiscal 2013. Other revenue decreased by $75 million to $16 million in the second quarter of fiscal 2014 compared to the second quarter of fiscal 2013, which was primarily attributable to losses on revenue hedging instruments in contrast to gains in the second quarter of fiscal 2013, as well as a decrease in non-warranty repair revenues.

The Company’s net loss from continuing operations for the second quarter of fiscal 2014 was $965 million, or $1.84 per share (basic and diluted), reflecting an unfavourable increase in net loss of $736 million compared to net loss from continuing operations of $229 million, or $0.44 per share (basic and diluted), in the second quarter of fiscal 2013. The increase in net loss takes into account pre-tax charges of $72 million, or $0.10 per share (basic and diluted), related to the CORE program incurred in the second quarter of fiscal 2014. The increase in net loss is primarily attributable to a decrease in the Company’s gross margin, partially offset by an increase in the recovery of income taxes. The decrease in the Company’s consolidated gross margin in the second quarter of fiscal 2014 was primarily attributable to the Z10 Inventory Charge, a decrease in service revenue, a decrease in the number of devices recognized and the average selling prices of BlackBerry 7 devices recognized in revenue, compared to the second quarter of fiscal 2013. The decrease was partially offset by the impact of favourable renegotiations of key contracts associated with elements of the Company’s hardware business and benefits from a leaner and re-architected supply chain; however, hardware revenues have lower gross margins than the Company’s consolidated gross margin. Service revenues earn higher gross margins than sales of handheld devices.

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Continuing Operations

Three months ended August 31, 2013 compared to three months ended September 1, 2012

Revenue

Revenue from continuing operations for the second quarter of fiscal 2014 was $1.6 billion, a decrease of approximately $1.3 billion, or 45.0%, from $2.9 billion in the second quarter of fiscal 2013.

Comparative breakdowns of the significant revenue categories and geographic regions are set forth in the following table:

	For the Three Months Ended
	August 31, 2013		September 1, 2012		Change Fiscal 2014/2013
Millions of BlackBerry handheld devices recognized	3.7		7.4		(3.7)	(50.0%)

Revenue (in millions)
Hardware	$770	49.0%	$1,712	59.8%	$(942)	(55.0)%
Service	724	46.0%	993	34.7%	(269)	(27.1)%
Software	63	4.0%	65	2.3%	(2)	(3.1)%
Other	16	1.0%	91	3.2%	(75)	(82.4)%

	$1,573	100.0%	$2,861	100.0%	$(1,288)	(45.0)%

Revenue by Geography (in millions)
North America	$414	26.3%	$868	30.3%	$(454)	(52.3)%
Europe, Middle East and Africa	686	43.6%	1,087	38.0%	(401)	(36.9)%
Latin America	196	12.5%	520	18.2%	(324)	(62.3)%
Asia Pacific	277	17.6%	386	13.5%	(109)	(28.2)%

	$1,573	100.0%	$2,861	100.0%	$(1,288)	(45.0)%

Revenue by Category

Hardware Revenue

Hardware revenue was $770 million, or 49.0% of consolidated revenue, in the second quarter of fiscal 2014 compared to $1.7 billion, or 59.8% of consolidated revenue, in the second quarter of fiscal 2013, representing a decrease of $942 million or 55.0% . The Company recognized revenue related to approximately 3.7 million BlackBerry handheld devices in the second quarter of fiscal 2014, reflecting a decrease of approximately 3.7 million devices, or 50.0%, compared to approximately 7.4 million BlackBerry handheld devices in the second quarter of fiscal 2013. Most of the devices recognized in the second quarter of fiscal 2014 were BlackBerry 7 devices. The Company believes that the significant decrease in hardware revenue and device sales over the prior fiscal year was primarily attributable to decreased demand and lower sell-through for the Company’s new products, due to the maturing smartphone market and very intense competition, as well as lower average selling prices compared to the second quarter of fiscal 2013. Additionally, delays in the launch of certain functionality of the BES 10 platform and alternative competitor products in the market have resulted in a slower than anticipated rate of adoption of the BES 10 platform by enterprise customers, many of which look to deploy BlackBerry 10 hardware and software simultaneously to optimize security through the integrated BlackBerry end-to-end solution. The Company also believes that uncertainty surrounding its ongoing strategic review process may have negatively impacted demand for the Company’s products in the second quarter of fiscal 2014. This unanticipated decrease in demand and the corresponding increase in BlackBerry 10 channel inventory affected the Company’s determination as to the timing of revenue recognition for BlackBerry 10 devices, as discussed further below. The decrease in hardware revenue and device sales compared to the second quarter of fiscal 2013 is also attributable to the fact that the Company deferred revenues related to BlackBerry 10 smartphones shipped in the second quarter of fiscal 2014 as they did not meet the revenue recognition criteria that the price be fixed or determinable. As a result of the challenges to the Company’s hardware business, the Company has decided to reduce the number of smartphones offered from six devices to four, and will focus its hardware portfolio on enterprise and prosumer-centric targeted devices, as described in more detail under “Overview - Operational and Strategic Review and CORE Program”.

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. During the second quarter of fiscal 2014, the Company shipped devices to its carrier and distributor partners to support new and continuing product launches and meet expected levels of end customer demand. However, the sell-through levels for BlackBerry 10 devices decreased during the second quarter of fiscal 2014, causing the number of BlackBerry 10 devices in the channel to increase above the Company’s expectations. In order to improve sell-through levels and stimulate global demand for BlackBerry 10 devices, the Company continued to execute on marketing campaigns and reduced the price on new shipments of BlackBerry Z10 smartphones during the second quarter of fiscal 2014. Additionally, the Company plans to implement further sales incentives with its carrier and distributor partners to increase sell-through, which could be applicable to all BlackBerry 10 devices shipped in the second quarter of fiscal 2014. As a result, the Company determined during the second quarter of fiscal 2014, that it could no longer reasonably estimate the amount of the potential future sales incentives that may be offered on the BlackBerry 10 devices shipped into the channel during the second quarter of fiscal 2014 but not sold through to end customers by the end of the second quarter of fiscal 2014. Therefore, the Company concluded that the delivery of these devices to its carrier and distributor partners did not meet the criteria for revenue recognition. The revenue for these BlackBerry 10 devices was deferred and will be recognized in future quarters when the devices sell through to end customers. See “Critical Accounting Estimates - Revenue Recognition” for further details.

During the second quarter of fiscal 2014, approximately 5.9 million BlackBerry smartphones were sold through to end customers, which included shipments made prior to the second quarter of fiscal 2014 and which reduced the Company’s inventory in channel. Of the devices that sold through to end customers in the second quarter of fiscal 2014, approximately 4.2 million were BlackBerry 7 devices. The number of BlackBerry smartphones that were sold through to end customers was 6.4 million in the first quarter of fiscal 2014 and 9.5 million in the second quarter of fiscal 2013.

Service Revenue

Service revenue decreased by $269 million, or 27.1%, to $724 million, or 46.0% of consolidated revenue, in the second quarter of fiscal 2014, compared to $993 million, or 34.7% of consolidated revenue, in the second quarter of fiscal 2013. Service revenue in the second quarter of fiscal 2014 included approximately $25 million relating to cash payments received on account of previously deferred service revenue from carriers in Venezuela. The decrease in service revenue is primarily attributable to a lower number of BlackBerry users and lower revenue from those users compared to the second quarter of fiscal 2013, and the Q2 Venezuela Service Revenue Deferral.

The decrease also resulted from a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans as well as pricing reduction programs implemented by the Company to maintain the customer base. BlackBerry customers continued to decline in the second quarter of fiscal 2014, except in Asia Pacific. As previously disclosed, as BlackBerry 10 products use the Company’s network infrastructure in a different manner than BlackBerry 7 and previous versions, certain elements of the Company’s current revenue model have changed. Users of Blackberry 10 devices that require enhanced services, including advanced security, mobile device management and other services, continue to generate monthly service revenue. Other BlackBerry 10 users who do not utilize such services, do not generate service revenue. Service revenue continues to be generated by current and future users of BlackBerry 7 devices and the Company recently launched a new BlackBerry 7 device, the BlackBerry 9720, in certain markets outside of North America, including India, in the second quarter of fiscal 2014. Excluding the $25 million relating to cash payments received from carriers in Venezuela in the second quarter of fiscal 2014, the Company expects service revenue to decline approximately 12% in the third quarter of fiscal 2014, as compared to the second quarter of fiscal 2014. See “Cautionary Note Regarding Forward-Looking Statements”.

As the business migrates to BlackBerry 10, the Company plans to enhance the business offering with new value-creating services including new services for the Company’s strong BBM base, the creation of cross-platform offerings, services that leverage BlackBerry’s social media community, advanced security tools and additional enterprise services.

The Q2 Venezuela Service Revenue Deferral relates to the fact that, based on the recent political and economic events that have occurred in Venezuela, combined with that country’s existing and recently amended foreign currency restrictions, the Company did not recognize any revenues related to service access fees charged to customers in Venezuela in the second quarter of fiscal 2014. The Company does not sell smartphones or tablets directly into the Venezuelan market, nor does it have any operations in Venezuela. Moreover, the Company only invoices its carrier partners in Venezuela in U.S. dollars for service access fees provided to the BlackBerry subscriber base. The invoices are reviewed by the carriers and subsequently, an application is made by them to the government-operated Foreign Exchange Administration Board (“CADIVI”) in Venezuela to obtain the necessary U.S. dollars to settle their obligations to the Company. Foreign currency restrictions enacted by the Venezuelan government in 2003 have become more restrictive and have impacted the ability of the Company’s Venezuelan carrier partners to timely obtain U.S. dollars in exchange for Venezuelan Bolivars at the official foreign exchange rate from CADIVI. The application and approval process continue to be delayed and the Company’s ability to timely obtain U.S. dollars at the official exchange rate remains uncertain. During the second quarter of fiscal 2014, the Company collected funds related to services rendered in

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

previous periods that were previously deferred and was able to recognize revenue on a portion of those funds in the amount of $25 million. The total receivables balance relating to customers in Venezuela was correspondingly reduced by approximately 30%, reflecting the difference between the amounts received and the $25 million recognized as revenue. Further, the Company deferred all service revenue associated with services rendered in the second quarter of fiscal 2014 of approximately $67 million.

Software Revenue

Software revenue, which includes fees from licensed BES software, CALs, technical support, maintenance and upgrades decreased by $2 million, or 3.1%, to $63 million, or 4.0% of consolidated revenue, in the second quarter of fiscal 2014, compared to $65 million, or 2.3% of consolidated revenue, in the second quarter of fiscal 2013.

Other Revenue

Other revenue, which includes non-warranty repairs, accessories, licensing revenues and gains and losses on revenue hedging instruments, decreased by $75 million, or 82.4%, to $16 million, or 1.0% of consolidated revenue, in the second quarter of fiscal 2014 compared to $91 million, or 3.2% in the second quarter of fiscal 2013. The decrease was primarily attributable to losses on revenue hedging instruments in contrast to gains in the second quarter of fiscal 2013 as well as a decrease in non-warranty repair revenues. See “Market Risk of Financial Instruments - Foreign Exchange” for additional information on the Company’s hedging instruments.

Revenue Trends

The wireless communications market has increasingly evolved in recent years and there is significant overlap between consumer and enterprise segments. The enterprise market is currently characterized by a combination of enterprise-deployed devices and devices that are purchased by consumers but also used in the corporate environment, commonly referred to as “Bring Your Own Device” (“BYOD”). The Company has encountered challenges adapting to the BYOD movement as some information technology (“IT”) departments that previously required employees to use the BlackBerry wireless solution because of its emphasis on security and reliability are permitting employees to choose devices offered by the Company’s competitors, who are increasingly promoting the merits of their own security and reliability, and this has impacted the Company’s enterprise subscriber account base. To address this evolution of the market, the Company has introduced products, including its portfolio of BlackBerry 10 smartphones with BlackBerry Balance and BES 10, which give IT departments the ability to securely manage BlackBerry devices and other operating system platforms through a single unified interface and to securely protect corporate data on an employee’s personal smartphone or tablet. The Company has continued to encounter challenges with the BYOD trend. The Company also believes that uncertainty surrounding its ongoing strategic review process may have negatively impacted demand for the Company’s products in the second quarter of fiscal 2014. Going forward, the Company plans to refocus its product and services offerings on its end-to-end solution of hardware, software and services for enterprises and prosumers.

The smartphone market is maturing, resulting in lower growth rates, particularly in the higher-end segment of the market. The Company has experienced a decline in demand for its products and in its overall market share. The intense competition impacting the Company’s financial and operational results that previously affected demand in the United States market is now being experienced globally, including in international markets where the Company has historically experienced rapid growth. The increase in competition encountered by the Company in international markets is due to the recent entry into those markets of global competitors offering high end devices that compete with the Company’s BlackBerry 10 devices, as well as other competitors targeting those markets with lower end Android-based devices that compete with the Company’s lower cost devices. The decline can also be attributed to consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android environments. See “Results of Continuing Operations - Three months ended August 31, 2013 compared to three months ended September 1, 2012 - Revenue - Revenue by Geography”.

The Company has also experienced a continued decline in service revenues. See “Results of Continuing Operations – Three months ended August 31, 2013 compared to Three months ended September 1, 2012 – Revenue – Revenue by Category – Service Revenue” and “Overview – Sources of Revenue” in the Company’s annual MD&A for the fiscal year ended March 2, 2013, which is included in the Annual Report, for further details related to the Company’s assessment of the decline of its service revenues.

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue by Geography

North America Revenues

Revenues in North America were $414 million, or 26.3% of consolidated revenue, in the second quarter of fiscal 2014, reflecting a decrease of $454 million compared to $868 million, or 30.3% of consolidated revenue, in the second quarter of fiscal 2013. The decrease in North American revenue is primarily attributable to a decrease in revenue from the United States, which represented approximately 20.5% of total consolidated revenue in the second quarter of fiscal 2014, compared to 22.4% of total consolidated revenue in the second quarter of fiscal 2013, as a result of the intensely competitive dynamics within the United States and growth in certain international markets compared to the second quarter of fiscal 2013. Revenues in the United States have continued to decline and subscriber attrition has remained high due to the intense competition faced by the Company in this market. Sales in Canada represented approximately 5.8% of the consolidated revenue.

Europe, Middle East and Africa Revenues

Revenues in Europe, Middle East and Africa were $686 million or 43.6% of consolidated revenue in the second quarter of fiscal 2014, reflecting a decrease of $401 million compared to $1.1 billion or 38.0% of consolidated revenue in the second quarter of fiscal 2013. Some of the larger markets comprising this region include the United Kingdom, Saudi Arabia and the United Arab Emirates. In the second quarter of fiscal 2014, the Company continued to launch BlackBerry 10 smartphones in certain countries in this region including Saudi Arabia, the United Arab Emirates, the United Kingdom and South Africa.

Latin America Revenues

Revenues in Latin America were $196 million or 12.5% of consolidated revenue in the second quarter of fiscal 2014, reflecting a decrease of $324 million compared to $520 million or 18.2% of consolidated revenue in the second quarter of fiscal 2013. Argentina, Venezuela and Columbia are some of the larger markets comprising this region. The decrease is partially attributable to the Q2 Venezuela Service Revenue Deferral, as noted above.

Asia Pacific Revenues

Revenues in Asia Pacific were $277 million or 17.6% of consolidated revenue in the second quarter of fiscal 2014, reflecting a decrease of $109 million compared to $386 million or 13.5% of consolidated revenue in the second quarter of fiscal 2013. Some of the larger markets comprising this region include Indonesia and India. In the second quarter of fiscal 2014, the Company launched BlackBerry 10 smartphones in certain countries in this region including Malaysia and India.

Gross Margin

Consolidated gross margin from continuing operations decreased by $1.1 billion to $(374) million, or (23.8)% of consolidated revenue, in the second quarter of fiscal 2014, compared to $744 million, or 26.0% of consolidated revenue, in the second quarter of fiscal 2013. Excluding the impact of the Z10 Inventory Charge, charges related to the CORE program incurred in the second quarter of fiscal 2014, of which $10 million was attributable to cost of sales, and the impact of charges related to the CORE program incurred in the second quarter of fiscal 2013, of which $68 million was attributable to cost of sales, gross margin decreased by $242 million.

The $242 million decrease in consolidated gross margin was primarily attributable to a decrease in service revenue, a decrease in the number of devices recognized and the average selling prices of BlackBerry 7 devices recognized in revenue, compared to the second quarter of fiscal 2013. Most of the devices recognized in the second quarter of fiscal 2014 were BlackBerry 7 devices, which have lower average selling prices than BlackBerry 10 devices. The decrease in consolidated gross margin was partially offset by the impact of favourable renegotiations of key contracts associated with elements of the Company’s hardware business and benefits from a leaner and re-architected supply chain; however, hardware revenues have lower gross margins than the Company’s consolidated gross margin. Service revenues earn higher gross margins than sales of handheld devices.

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense from continuing operations for the quarter ended August 31, 2013, compared to the quarter ended June 1, 2013 and the quarter ended September 1, 2012. The Company believes it is meaningful to also provide a comparison between the second quarter of fiscal 2014 and the first quarter of fiscal 2014 given that the Company’s quarterly operating results vary substantially.

	For the Three Months Ended (in millions)
	August 31, 2013		June 1, 2013		September 1, 2012
		% of Revenue		% of Revenue		% of Revenue
Revenue	$1,573		$3,071		$2,861

Operating expenses
Research and development (1)	$360	22.9%	$358	11.7%	$366	12.8%
Selling, marketing and administration (1)	527	33.5%	673	21.9%	556	19.4%
Amortization	171	10.9%	180	5.9%	180	6.3%

Total	$1,058	67.3%	$1,211	39.5%	$1,102	38.5%

(1)	Research and development and selling, marketing and administration expenses for the second quarter of fiscal 2014 included charges of $8 million and $54 million, respectively, related to the CORE Program.

Operating expenses decreased by $153 million, or 12.6%, to $1.1 billion, or 67.3% of revenue, in the second quarter of fiscal 2014, compared to $1.2 billion, or 39.5% of revenue, in the first quarter of fiscal 2014, primarily attributable to a decrease in marketing and advertising expenditures as well as decreased salaries and benefits costs due to a reduction in headcount related to the Company’s CORE program.

Operating expenses decreased by $44 million, or 4.0%, to $1.1 billion or 67.3% of consolidated revenue in the second quarter of fiscal 2014, compared to $1.1 billion or 38.5% of consolidated revenue in the second quarter of fiscal 2013. Excluding the impact of the charges incurred as part of the CORE program during the second quarter of fiscal 2014, of which $62 million were attributable to operating expenditures, and the impact of the charges incurred as part of the CORE program during the second quarter of fiscal 2013, of which $68 million were attributable to operating expenditures, operating expenses decreased by $38 million. This decrease was primarily attributable to a decrease in salaries and benefits costs due to a reduction in headcount related to the CORE program and a reduction in legal expenses, which was partially offset by an increase in marketing and advertising expenses incurred to promote the continued launch of BlackBerry 10 smartphones during the second quarter of fiscal 2014, compared to the second quarter of fiscal 2013.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.

Research and development expenses increased by $2 million, or 0.6%, to $360 million in the second quarter of fiscal 2014, compared to $358 million in the first quarter of fiscal 2014. Excluding the impact of charges related to the CORE program incurred during the second quarter of fiscal 2014, of which $8 million was attributable to research and development expenditures, and the impact of the charges incurred as part of the CORE program during the first quarter of fiscal 2014, of which $10 million was attributable to research and development expenditures, research and development expenses increased by $4 million. The increase was primarily driven by increased software, maintenance and non-recurring engineering expenses. The increase was substantially offset by an overall decrease in salaries and benefits due to a reduction in headcount related to the CORE program and other personnel related incentives, partially offset by higher salary levels compared to the first quarter of fiscal 2014. Research and development related headcount decreased by approximately 10% compared to the first quarter of fiscal 2014.

Research and development expenses decreased by $6 million, or 1.6%, to $360 million in the second quarter of fiscal 2014, compared to $366 million in the second quarter of fiscal 2013. Excluding the impact of charges incurred as part of the CORE program during the second quarter of fiscal 2014, of which $8 million was attributable to research and development expenditures, and the impact of the charges incurred as part of the CORE program during the second quarter of fiscal 2013, of which $20 million was attributable to research and development expenditures, research and development expenses increased

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

by $6 million. The increase was primarily attributable to an increase in application development, device testing costs and non-recurring engineering fees, substantially offset by a reduction in salaries and benefits as a result of reduction in headcount related to the CORE program. Research and development-related headcount decreased by approximately 13% compared to the second quarter of fiscal 2013.

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.

Selling, marketing and administration expenses decreased by $146 million, or 21.7%, to $527 million in the second quarter of fiscal 2014 compared to $673 million for the first quarter of fiscal 2014. Excluding the impact of charges related to the CORE program incurred during the second quarter of fiscal 2014, of which $54 million was attributable to selling, marketing and administration expenditures, and the impact of the charges incurred as part of the CORE program during the first quarter of fiscal 2014, of which $16 million was attributable to selling, marketing and administration expenditures, selling, marketing and administration expenses decreased by $184 million. The decrease was primarily attributable to a decrease in marketing and advertising expenses and incentive compensation compared to the first quarter of fiscal 2014.

Selling, marketing and administration expenses decreased by $29 million, or 5.2%, to $527 million in the second quarter of fiscal 2014 compared to $556 million in the second quarter of fiscal 2013. Excluding the impact of charges incurred as part of the CORE program during the second quarter of fiscal 2014, of which $54 million was attributable to selling, marketing and administration expenditures, and the impact of the charges incurred as part of the CORE program during the second quarter of fiscal 2013, of which $48 million was attributable to selling, marketing and administration expenditures, selling, marketing and administration expenses decreased by $35 million. The decrease was primarily attributable to a decrease in litigation costs as well as a decrease in salaries and benefits as a result of a reduction in headcount related to the CORE program. The overall decrease was partially offset by an increase in marketing and advertising expenses related to the continued launch of BlackBerry 10 smartphones. Selling, marketing and administration related headcount decreased by approximately 27%, compared to the second quarter of fiscal 2013.

Amortization Expense

The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales from continuing operations for the second quarter of fiscal 2014 compared to the second quarter of fiscal 2013. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Three Months Ended (in millions)
	Included in amortization			Included in cost of sales
	August 31, 2013	September 1, 2012	Change	August 31, 2013	September 1, 2012	Change
Property, plant and equipment	$98	$101	$(3)	$66	$83	$(17)
Intangible assets	73	79	(6)	120	254	(134)

Total	$171	$180	$(9)	$186	$337	$(151)

Amortization

Amortization expense from continuing operations relating to certain property, plant and equipment and intangible assets decreased by $9 million to $171 million for the second quarter of fiscal 2014, compared to $180 million for the second quarter of fiscal 2013, which primarily reflects the lower level of property, plant and equipment and intangible asset additions made over the last four quarters in relation to the cost saving initiatives of the CORE program.

Cost of sales

Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations decreased by $151 million to $186 million for the second quarter of fiscal 2014, compared to $337 million for the second quarter of fiscal 2013. This decrease primarily reflects the impact of favourable renegotiations of key contracts associated with elements of the Company’s hardware business as well as the impact of amortizing intangible assets over lower shipment volumes.

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investment Income

Investment income decreased by $6 million to a loss of $6 million in the second quarter of fiscal 2014 from nil in the second quarter of fiscal 2013. The decrease in investment income is primarily attributable to recognition of the Company’s portion of investment losses in its equity-based investments and the accrual of interest income for other tax matters. See “Financial Condition - Liquidity and Capital Resources” below.

Income Taxes

For the second quarter of fiscal 2014, the Company’s income tax recovery from continuing operations was $473 million, resulting in an effective income tax recovery rate of approximately 33%, compared to an income tax recovery from continuing operations of $129 million and an effective income tax recovery rate of approximately 36% for the same period in the prior fiscal year. The Company’s effective income tax recovery rate reflects the geographic mix of earnings in jurisdictions with different income tax rates. The Company’s lower effective income tax recovery rate in the second quarter of fiscal 2014 primarily reflects lower income tax recovery rates in respect of carrying operating losses back to prior periods and the moderated impact of tax incentives on earnings.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries as these earnings are intended to be reinvested indefinitely by these subsidiaries.

Net Loss

The Company’s net loss from continuing operations for the second quarter of fiscal 2014 was $965 million, or $1.84 per share (basic and diluted), reflecting an unfavourable increase in net loss of $730 million compared to net loss from continuing operations of $235 million, or $0.44 per share (basic and diluted), in the second quarter of fiscal 2013. Excluding the impact of the Z10 Inventory Charge and pre-tax restructuring charges of approximately $72 million, or $0.10 per share (basic and diluted), related to the CORE program incurred in the second quarter of fiscal 2014, as well as pre-tax restructuring charges of approximately $136 million incurred in the second quarter of fiscal 2013, the Company’s net loss reflected a favourable decrease of $134 million. The favourable decrease in net loss is primarily attributable to an increase in the recovery of income taxes, substantially offset by a decrease in the Company’s gross margin. The decrease in the Company’s consolidated gross margin in the second quarter of fiscal 2014 was primarily attributable to a decrease in service revenue, a decrease in the number of devices recognized and the average selling prices of BlackBerry 7 devices recognized in revenue compared to the second quarter of fiscal 2013, which was partially offset by the impact of favourable renegotiations of key contracts associated with elements of the Company’s hardware business and benefits from a leaner and re-architected supply chain; however, hardware revenues have lower gross margins than the Company’s consolidated gross margin. Service revenues earn higher gross margins than sales of handheld devices.

The weighted average number of shares outstanding was 524 million common shares for basic and diluted loss per share for the three months ended August 31, 2013 and the three months ended September 1, 2012.

Common Shares Outstanding

On September 23, 2013, there were 525 million common shares, options to purchase 6.2 million common shares, 15.6 million restricted share units and 0.3 million deferred share units outstanding.

The Company has not paid any cash dividends during the last three fiscal years.

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Continuing Operations

Six months ended August 31, 2013 compared to six months ended September 1, 2012

The following table sets forth certain unaudited consolidated statements of operations data, which is expressed in millions of dollars, for the periods indicated, except for share and per share amounts:

	For the Six Months Ended
	August 31, 2013		September 1, 2012		Change Fiscal 2014/2013
Revenue	$4,644	100%	$5,669	100%	$(1,025)
Cost of sales(1)(2)	3,976	86%	4,139	73%	(163)

Gross margin	668	14%	1,530	27%	(862)

Operating expenses
Research and development(1)	718	15%	733	13%	(15)
Selling, marketing and administration(1)	1,200	26%	1,103	19%	97
Amortization	351	8%	352	6%	(1)
Impairment of goodwill	—	—	335	6%	(335)

	2,269	49%	2,523	44%	(254)

Operating loss	(1,601)	(35%)	(993)	(17%)	(608)
Investment income (loss)	(1)	(0%)	3	0%	(4)

Loss from continuing operations before income taxes	(1,602)	(35%)	(990)	(17%)	(612)
Recovery of income taxes	(553)	(12%)	(251)	(4%)	(302)

Loss from continuing operations	(1,049)	(23%)	(739)	(13%)	(310)
Loss from discontinued operations	—	—	(14)	(0%)	14

Net loss	$(1,049)	(23%)	$(753)	(13%)	$(296)

Basic and diluted loss per share
Basic and diluted loss per share from continuing operations	$(2.00)		$(1.41)		$(0.59)
Basic and diluted loss per share from discontinued operations	—		(0.03)		0.03

Total basic and diluted loss per share	$(2.00)		$(1.44)		$(0.56)

Weighted-average number of shares outstanding (000’s)
Basic	524,320		524,160
Diluted	524,320		524,160

(1)	Cost of sales, research and development and selling, marketing and administration expenses included approximately $98 million in total pre-tax charges related to the CORE program to streamline operations across the Company during the first six months of fiscal 2014. Included in cost of sales, research and development, and selling, marketing and administration expenses for the first six months of fiscal 2014 was approximately $10 million, $17 million and $71 million, respectively, of charges incurred as a result of the CORE program, related primarily to employee termination benefits and manufacturing costs.
(2)	Cost of sales included the $934 million Z10 Inventory Charge incurred in the second quarter of fiscal 2014. See “Overview - Inventory Charge”.

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue

Revenue from continuing operations for the first six months of fiscal 2014 was $4.6 billion, a decrease of approximately $1.0 billion, or 18.1%, from $5.7 billion in the first six months of fiscal 2013.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Six Months Ended
	August 31, 2013		September 1, 2012		Change Fiscal 2014/2013
Millions of BlackBerry handheld devices recognized	10.5		15.2		(4.7)	(30.9%)

Revenue (in millions)
Hardware	$2,950	63.5%	$3,380	59.6%	$(430)	(12.7%)
Service	1,518	32.7%	1,990	35.1%	(472)	(23.7%)
Software	123	2.7%	134	2.4%	(11)	(8.2%)
Other	53	1.1%	165	2.9%	(112)	(67.9%)

	$4,644	100.0%	$5,669	100.0%	$(1,025)	(18.1%)

Hardware revenue decreased by $430 million, or 12.7%, to $3.0 billion, or 63.5% of consolidated revenue, in the first six months of fiscal 2014 compared to $3.4 billion, or 59.6% of consolidated revenue, in the first six months of fiscal 2013. This significant decrease in hardware revenue was primarily attributable to lower volumes of BlackBerry handheld devices recognized by approximately 4.7 million, to approximately 10.5 million BlackBerry handheld devices in the first six months of fiscal 2014, compared to approximately 15.2 million BlackBerry handheld devices recognized in the first six months of fiscal 2013. The Company believes that the significant decrease in hardware revenue and device sales over the prior fiscal year was primarily attributable to decreased demand and lower sell-through for the Company’s new products, due to the maturing smartphone market and very intense competition. Additionally, delays in the launch of certain functionality of the BES 10 platform and alternative competitor products in the market have resulted in a slower than anticipated rate of adoption of the BES 10 platform by enterprise customers, many of which look to deploy BlackBerry 10 hardware and software simultaneously to optimize security through the integrated BlackBerry end-to-end solution. This unanticipated decrease in demand and the corresponding increase in BlackBerry 10 channel inventory affected the Company’s determination as to the timing of revenue recognition for BlackBerry 10 devices, as discussed further below. The decrease in hardware revenue is partially offset by an increase in average selling prices attributable to sales of BlackBerry 10 smartphones recognized in revenue in the first six months of fiscal 2014.

Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. During the second quarter of fiscal 2014, the Company shipped devices to its carrier and distributor partners to support new and continuing product launches and meet expected levels of end customer demand. However, the sell-through levels for BlackBerry 10 devices decreased during the second quarter of fiscal 2014, causing the number of BlackBerry 10 devices in the channel to increase above the Company’s expectations. In order to improve sell-through levels and stimulate global demand for BlackBerry 10 devices, the Company continued to execute on marketing campaigns and reduced the price on new shipments of BlackBerry Z10 smartphones during the second quarter of fiscal 2014. Additionally, the Company plans to implement further sales incentives with its carrier and distributor partners to increase sell-through, which could be applicable to all BlackBerry 10 devices shipped in the second quarter of fiscal 2014. As a result, the Company determined during the second quarter of fiscal 2014, that it could no longer reasonably estimate the amount of the potential future sales incentives that may be offered on the BlackBerry 10 devices shipped into the channel during the second quarter of fiscal 2014 but not sold through to end customers by the end of the second quarter of fiscal 2014. Therefore, the Company concluded that the delivery of these devices to its carrier and distributor partners did not meet the criteria for revenue recognition. The revenue for these BlackBerry 10 devices was deferred and will be recognized in future quarters when the devices sell through to end customers. See “Critical Accounting Estimates - Revenue Recognition” in this MD&A and “Critical Accounting Policies and Estimates” in the Company’s annual MD&A for the fiscal year ended March 2, 2013, for further details on the Company’s revenue recognition policies.

Service revenue decreased by $472 million, or 23.7%, to $1.5 billion and comprised 32.7% of consolidated revenue in the first six months of fiscal 2014 compared to $2.0 billion, or 35.1% of consolidated revenue, in the first six months of fiscal 2013. The decrease is primarily attributable to a lower number of BlackBerry users and lower revenue from those users since the

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

second quarter of fiscal 2013. The decrease also resulted from a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans as well as pricing reduction programs implemented by the Company to maintain the customer base. The decrease reflects a $72 million service revenue deferral related to carriers in Venezuela recorded in the first quarter of fiscal 2014 and the Q2 Venezuela Service Revenue Deferral recorded in the second quarter of fiscal 2014.

Software revenue decreased by $11 million, or 8.2%, to $123 million or 2.7% of consolidated revenue in the first six months of fiscal 2014 from $134 million or 2.4% of consolidated revenue in the first six months of fiscal 2013. The decrease was attributable to decreases in CALs and BES revenue, substantially offset by an increase in revenue generated by the Company’s acquired subsidiaries.

Other revenue decreased by $112 million to $53 million or 1.1% of consolidated revenue in the first six months of fiscal 2014 compared to $165 million or 2.9% of consolidated revenue in the first six months of fiscal 2013. The majority of the decrease was attributable to foreign exchange losses realized from revenue hedging instruments in contrast to gains realized in the same period in the prior fiscal year as well as a decrease in non-warranty repair revenue. See “Market Risk of Financial Instruments - Foreign Exchange” for additional information on the Company’s hedging instruments.

Sales outside the United States and Canada comprised approximately 74.7% of the total consolidated revenue during the first six months of fiscal 2014. Sales in the United States represented approximately 17.7% of the total consolidated revenue during the first six months of fiscal 2014, a decrease as a percentage of total consolidated revenue resulting from the intensely competitive market dynamics in the United States and continued growth in international markets when compared to the first six months of fiscal 2013. Sales in Canada represented approximately 7.6% of the consolidated revenue.

Gross Margin

Consolidated gross margin from continuing operations decreased by $862 million, or 56.3%, to $668 million, or 14.4% of consolidated revenue, in the first six months of fiscal 2014, compared to $1.5 billion, or 27.0% of consolidated revenue, in the same period of the previous fiscal year. Excluding the impact of the Z10 Inventory Charge, charges related to the CORE program that the Company incurred during the first six months of fiscal 2014, of which $10 million was attributable to cost of sales, and the impact of charges related to the CORE program that the Company incurred during the first six months of fiscal 2013, of which $68 million was attributable to cost of sales, consolidated gross margin increased by $14 million. The year-over-year increase in consolidated gross margin was primarily due to an increase in average selling prices attributable to sales of BlackBerry 10 smartphones recognized in revenue, the impact of favourable renegotiations of key contracts associated with elements of the Company’s hardware business and benefits from a leaner and re-architected supply chain, however, hardware revenues have lower gross margins than the Company’s consolidated gross margin. Service revenues earn higher gross margins than sales of handheld devices. The increase was substantially offset by a decrease in service revenues and the number of devices recognized compared to the first six months of fiscal 2013.

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses from continuing operations for the six months ended August 31, 2013, compared to the six months ended September 1, 2012.

	For the Six Months Ended
	(in millions)
	August 31, 2013		September 1, 2012		Change Fiscal 2014/2013
		% of Revenue		% of Revenue		% of Change
Revenue	$4,644		$5,669		$(1,025)	(18.1%)

Operating expenses
Research and development (1)	$718	15.5%	$733	12.9%	$(15)	(2.0)%
Selling, marketing and administration (1)	1,200	25.8%	1,103	19.5%	97	8.8%
Amortization	351	7.6%	352	6.2%	(1)	(0.3)%
Impairment of goodwill (2)	—	—	335	5.9%	(335)	(100.0)%

Total	$2,269	48.9%	$2,523	44.5%	$(254)	(10.1)%

(1)	Research and development and selling, marketing and administration expenses for the first six months of fiscal 2014 included charges of $17 million and $71 million, respectively, related to the CORE Program.
(2)	During the first quarter of fiscal 2013, the Company performed a goodwill impairment test and based on the results of that test, the Company recorded a goodwill impairment charge of approximately $335 million pre-tax, or $326 million after-tax.

Research and Development Expenses

Research and development expenses decreased by $15 million to $718 million, or 15.5% of consolidated revenue, in the first six months of fiscal 2014, compared to $733 million, or 12.9% of consolidated revenue, in the first six months of fiscal 2013. Excluding the impact of the charges related to the CORE program during the first six months of fiscal 2014, of which $17 million was attributable to research and development expenditures, and the impact of charges related to the CORE program that the Company incurred during the first six months of fiscal 2013, of which $20 million was attributable to research and development expenditures, research and development expenses decreased by $12 million. The decrease relates to decreased salaries and benefits as a result of a reduction in headcount related to the CORE program, which was partially offset by an increase in application development and device testing costs related to the BlackBerry 10 platform compared to the first six months of fiscal 2013. Research and development related headcount decreased by approximately 13% as at the end of the first six months of fiscal 2014 compared to the same period in the prior fiscal year.

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses increased by $97 million to $1.2 billion for the first six months of fiscal 2014 compared to $1.1 billion for the comparable period in fiscal 2013. As a percentage of revenue, selling, marketing and administration expenses increased to 25.8% in the first six months of fiscal 2014 versus 19.5% in the first six months of fiscal 2013. Excluding the impact of the charges related to the CORE program during the first six months of fiscal 2014, of which $71 million was attributable to selling, marketing and administration expenditures, and the impact of charges related to the CORE program that the Company incurred during the first six months of fiscal 2013, of which $48 million was attributable to selling, marketing and administration expenditures, selling marketing and administration expenses increased by $74 million. The increase is attributable to an increase in marketing and advertising expenses incurred to support the launch of BlackBerry 10 platform, offset by decreases in litigation costs and salaries and benefits as a result of a reduction in headcount related to the CORE program compared to the first six months of fiscal 2013. Selling, marketing and administration related headcount decreased by approximately 27% as at the end of the first six months of fiscal 2014 compared to the same period in the prior fiscal year.

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Amortization Expense

The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales from continuing operations for the six months ended August 31, 2013 compared to the six months ended September 1, 2012. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Six Months Ended (in millions)
	Included in Amortization			Included in Cost of sales
	August 31, 2013	September 1, 2012	Change	August 31, 2013	September 1, 2012	Change
Property, plant and equipment	$200	$196	$4	$134	$166	$(32)
Intangible assets	151	156	(5)	271	475	(204)

Total	$351	$352	$(1)	$405	$641	$(236)

Amortization

Amortization expense relating to certain property, plant and equipment and certain intangible assets decreased marginally by $1 million to $351 million in the first six months of fiscal 2014 compared to $352 million for the comparable period in fiscal 2013, which primarily reflects the lower level of property, plant and equipment and intangible asset additions made over the last several quarters in relation to the cost saving initiatives of the CORE program.

Cost of sales

Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations decreased by $236 million to $405 million in the first six months of fiscal 2014 compared to $641 million for the comparable period in fiscal 2013. This decrease primarily reflects the impact of favourable renegotiations of key contracts associated with elements of the Company’s hardware business as well as the impact of amortizing intangible assets over lower shipment volumes.

Investment Income

Investment income decreased by $4 million to a loss of $1 million in the first six months of fiscal 2014, from income of $3 million in the comparable period of fiscal 2013. The decrease primarily reflects the decreases in the Company’s average cash and investment balances and yield, recognition of the Company’s portion of investment losses in its equity-based investments and the accrual of interest income for other tax matters during the first six months of fiscal 2014. See “Financial Condition - Liquidity and Capital Resources”.

Income Taxes

For the first six months of fiscal 2014, the Company’s income tax recovery from continuing operations was $553 million, resulting in an effective income tax recovery rate of 35%, compared to income tax recovery from continuing operations of $251 million and an effective income tax recovery rate of 25% for the same period in the prior fiscal year. The Company’s effective income tax recovery rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The Company’s higher effective income tax recovery rate in the first six months of fiscal 2014 primarily reflects the unfavourable impact of an impairment charge relating to non-deductible goodwill in the first quarter of fiscal 2013 offset by lower income tax recovery rates in respect of carrying operating losses back to prior periods and the moderated impact of tax incentives on earnings.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

Net Loss

The Company’s net loss from continuing operations for the first six months of fiscal 2014 was $1.0 billion, reflecting an unfavourable increase in net loss of $296 million compared to net loss of $753 million in the first six months of fiscal 2013. Excluding the impact of the Z10 Inventory Charge and approximately $98 million in restructuring charges related to the CORE program that the Company incurred in the first six months of fiscal 2014, as well as the impact of a goodwill impairment charge of approximately $335 million and approximately $136 million in restructuring charges related to the Company’s CORE program that the Company incurred during the first six months of fiscal 2013, the Company’s net loss decreased by $265 million. The $265 million decrease in net loss primarily reflects an increase in the recovery of income taxes, an increase in

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

average selling prices attributable to sales of BlackBerry 10 smartphones recognized in revenue, the impact of favourable renegotiations of key contracts associated with elements of the Company’s hardware business and benefits from a leaner and re-architected supply chain, however, hardware revenues have lower gross margins than the Company’s consolidated gross margin. Service revenues earn higher gross margins than sales of handheld devices. The increases were substantially offset by a decrease in service revenues compared to the first six months of fiscal 2013.

Basic loss per share and diluted loss per share from continuing operations were both $2.00 in the first six months of fiscal 2014, a decrease of 41.8%, compared to basic and diluted loss per share from continuing operations of $1.41 in the first six months of fiscal 2013.

The weighted average number of shares outstanding was 524 million common shares for both basic and diluted loss per share for the six months ended August 31, 2013 and the six months ended September 1, 2012.

Common Shares Outstanding

On September 23, 2013, there were 525 million common shares, options to purchase 6.2 million common shares, 15.6 million restricted share units and 0.3 million deferred share units outstanding.

The Company has not paid any cash dividends during the last three fiscal years.

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Quarterly Financial Data

The following table sets forth the Company’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended August 31, 2013. The information in the table below has been derived from the Company’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	Fiscal Year 2014		Fiscal Year 2013				Fiscal Year 2012
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
			(in millions, except per share data)
Revenue	$1,573	$3,071	$2,678	$2,727	$2,861	$2,808	$4,181	$5,166

Gross margin	(374)	1,042	1,075	830	744	786	1,400	1,407
Operating expenses	1,058	1,211	1,087	1,060	1,102	1,421	1,535	1,079
Investment income (loss), net	(6)	5	(6)	18	—	3	5	2

Income (loss) from continuing operations, before income taxes	(1,438)	(164)	(18)	(212)	(358)	(632)	(130)	330
Provision for (recovery of) income taxes	(473)	(80)	(112)	(226)	(129)	(122)	(12)	65

Income (loss) from continuing operations	(965)	(84)	94	14	(229)	(510)	(118)	265
Income (loss) from discontinued operations, net of tax	—	—	4	(5)	(6)	(8)	(7)	—

Net income (loss)	$(965)	$(84)	$98	$9	$(235)	$(518)	$(125)	$265

Earnings (loss) per share
Basic and diluted earnings (loss) per share from continuing operations	$(1.84)	$(0.16)	$0.18	$0.03	$(0.44)	$(0.97)	$(0.23)	$0.51
Basic and diluted earnings (loss) per share from discontinued operations	—	—	0.01	(0.01)	(0.01)	(0.02)	(0.01)	—

Total basic and diluted earnings (loss) per share	$(1.84)	$(0.16)	$0.19	$0.02	$(0.45)	$(0.99)	$(0.24)	$0.51

Research and development	$360	$358	$383	$393	$366	$367	$386	$366
Selling, marketing and administration	527	673	523	487	556	547	646	567
Amortization	171	180	181	180	180	172	148	146
Impairment of goodwill	—	—	—	—	—	335	355	—
Operating expenses	$1,058	$1,211	$1,087	$1,060	$1,102	$1,421	$1,535	$1,079

Financial Condition

Liquidity and Capital Resources

Cash, cash equivalents, and investments decreased by $306 million to $2.6 billion as at August 31, 2013 from $2.9 billion as at March 2, 2013, primarily as a result of operating cash flows including changes net in working capital. Substantially all of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at August 31, 2013.

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	August 31, 2013	March 2, 2013	Change
Cash and cash equivalents	$1,181	$1,549	$(368)
Short-term investments	1,163	1,105	58
Long-term investments	225	221	4

Cash, cash equivalents, and investments	$2,569	$2,875	$(306)

The table below summarizes the current assets, current liabilities, and working capital of the Company as at August 31, 2013 and March 2, 2013:

	As at (in millions)
	August 31, 2013	March 2, 2013	Change
Current assets	$6,659	$7,232	$(573)
Current liabilities	3,873	3,448	425

Working capital	$2,786	$3,784	$(998)

Current Assets

The decrease in current assets of $573 million at the end of the second quarter of fiscal 2014 from the end of the fourth quarter of fiscal 2013 was primarily due to decreases in accounts receivable of $610 million, cash and cash equivalents of $368 million, and income taxes receivable of $135 million, which was partially offset by increases in inventories of $338 million and other current assets of $227 million.

At August 31, 2013, accounts receivable was $1.7 billion, a decrease of $610 million from March 2, 2013. The decrease reflects the lower revenues recognized in the second quarter of fiscal 2014 as well as a decrease in days sales outstanding to 74.7 days in the second quarter of fiscal 2014 from 79.9 days at the end of the fourth quarter of fiscal 2013. Inventories increased by $338 million as at August 31, 2013 compared to March 2, 2013, primarily to support the continued launch of BlackBerry 10 smartphones, partially offset by the Z10 Inventory Charge.

As of August 31, 2013, the Company has accounts receivables outstanding related to service access fees provided to wireless service providers in Venezuela. See “Results of Continuing Operations – Three months ended August 31, 2013 compared to three months ended September 1, 2012 – Revenue – Revenue by Category – Service Revenue” for a discussion of the Q2 Venezuela Service Revenue Deferral incurred in the second quarter of fiscal 2014. In the second quarter of fiscal 2014, the Company collected funds related to services rendered in previous periods that were previously deferred and was able to recognize revenue on a portion of those funds in the amount of $25 million. The Company continues to face challenges in obtaining timely payments on its receivables and will continue to closely monitor its collection efforts in future periods.

The Company also sells products and provides services in additional foreign jurisdictions including Asia-Pacific, the Middle East and Latin America, which expose the Company to political, legal and economic uncertainties and may limit the Company’s ability to collect on its sales generating activities, which may have a negative impact on the Company’s cash balance. These uncertainties include, but are not limited to, the following:

•	challenges with enforcing contracts in local courts;

•	currency devaluations in hyper-inflationary markets resulting in a loss of revenues due to a foreign customer’s inability to procure the Company’s products and services in the future; and

•	stringent and evolving currency restrictions and controls which have resulted and could result in further extended delays or other challenges in the recognition of revenue and the collection of accounts receivables.

See “Cautionary Statement Regarding Forward-Looking Statements” and the “Risk Factors” section of the AIF, which is included in the Annual Report, including the risk factor titled “The Company is subject to risks inherent in foreign operations”.

Current Liabilities

The increase in current liabilities of $425 million at the end of the second quarter of fiscal 2014 from the end of the fourth quarter of fiscal 2013 was primarily due to an increase in deferred revenue, accounts payable and accrued liabilities. As at August 31, 2013, deferred revenue was $834 million, which reflects an increase of $292 million compared to March 2, 2013

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

due to an increase in the volume of transactions that did not meet the criteria for revenue recognition as at August 31, 2013. Accounts payable were $1.1 billion as at August 31, 2013, reflecting an increase of $66 million from March 2, 2013, which was primarily attributable to the timing of purchases at the end of the second quarter of fiscal 2014 compared to the fourth quarter of fiscal 2013. Accrued liabilities were $1.9 billion as at August 31, 2013, reflecting an increase of $67 million from March 2, 2013, which was primarily attributable to an increase in vendor liabilities, partly due to the Z10 Inventory Charge, which was partially offset by decreases in accrued royalties and incentive compensation compared to the fourth quarter of fiscal 2013.

Cash flows for the six months ended August 31, 2013 compared to the six months ended September 1, 2012 were as follows:

	For the Six Months Ended (in millions)
	August 31, 2013	September 1, 2012
Net cash flows provided by (used in):
Operating activities	$486	$1,135
Investing activities	(832)	(1,151)
Financing activities	(18)	(5)
Effect of foreign exchange gain (loss) on cash and cash equivalents	(4)	5

Net increase (decrease) in cash and cash equivalents	$(368)	$(16)

Operating Activities

Net cash flows provided by operating activities were $486 million for the first six months of fiscal 2014 compared to net cash flows provided by operating activities of $1.1 billion in the first six months of fiscal 2013. The decrease primarily reflects the higher net loss incurred in the first six months of fiscal 2014, the $335 million goodwill impairment charge incurred in the first six months of fiscal 2013 and changes net in working capital compared to the same period in the prior fiscal year.

Investing Activities

During the six months ended August 31, 2013, cash flows used in investing activities were $832 million and included intangible asset additions of $603 million, acquisitions of property, plant and equipment of $195 million, cash flows used in transactions involving the proceeds on sale or maturity of short-term and long-term investments, net of the costs of acquisitions in the amount of $27 million and business acquisitions of $7 million. For the same period in the prior fiscal year, cash flows used in investing activities were $1.2 billion and included intangible asset additions of $537 million, cash flows used in transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions, in the amount of $269 million, property, plant and equipment additions of $240 million and business acquisitions of $105 million.

During the six months ended August 31, 2013, the additions to intangible assets primarily consisted of payments relating to amended or renewed licensing agreements as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry-related features. The decrease in property, plant and equipment spending for the first six months of fiscal 2014 was primarily due to the cost saving initiatives of the CORE program, reflecting the Company’s targeted investment approach in research and development and manufacturing, as well as its continued investment in network infrastructure, which remains a strategic priority for the Company.

Financing Activities

Cash flows used in financing activities were $18 million for the first six months of fiscal 2014, reflecting a decrease of $13 million from the first six months of fiscal 2013 and related to the purchase of the Company’s treasury stock in connection with incentive programs.

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at August 31, 2013:

	(in millions)
	Total	Less than One Year	One to Three Years	Four to Five Years	Greater than Five Years
Operating lease obligations	$234	$66	$74	$51	$43
Purchase obligations and commitments	2,878	2,775	103	—	—

Total	$3,112	$2,841	$177	$51	$43

Purchase obligations and commitments amounted to approximately $2.9 billion as at August 31, 2013, with purchase orders with contract manufacturers representing approximately $1.5 billion of the total. The Company also has commitments on account of capital expenditures of approximately $1 million included in this total, primarily for manufacturing and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company including payments on account of licensing agreements. The expected timing of payments and actual amounts to be paid for these purchase obligations and commitments is estimated based upon current information and the Company’s existing contractual arrangements with suppliers. The timing of payments and actual amounts paid may differ from estimates depending upon the timing of receipt of goods and services, changes to agreed-upon amounts for certain obligations, and payment terms or changes to the contractual relationships between the Company and its suppliers. The Company’s purchase obligations and commitments generally increase or decrease along with the demand for the Company’s products, or as new service offerings are either launched or exited.

Credit Facilities and Other Funding Sources

During the second quarter of fiscal 2014, the Company replaced its previous $500 million senior secured revolving credit facility upon its expiry with a new asset-backed lending arrangement (the “Facility”) for working capital and general corporate purposes with a syndicate of commercial banks. The Facility, which is subject to certain availability criteria and limits and customary financial covenants, expires on August 27, 2016 and is secured by the Company’s accounts receivable, inventory, equipment, mortgages on certain real property and a stock pledge of certain subsidiaries. The maximum amount available under the Facility is $525 million and the Company utilized approximately $4 million of the Facility for its outstanding letters of credit as of August 31, 2013.

Cash, cash equivalents, and investments were $2.6 billion as at August 31, 2013. To mitigate the impact of declining service revenues and pressure on the Company’s hardware margins, management is focused on maintaining appropriate cash balances, efficiently managing working capital balances and the significant reduction in capital investments through the CORE program and the recently announced operational restructuring, and remains focused on managing the liquidity needs of the business. In addition, as described above, the Company continues to pursue opportunities to attain further cost savings in the coming fiscal quarters as it executes on its recently announced operational restructuring plan. The Company has also identified additional opportunities to generate liquidity through the sale of redundant assets, which are classified as held for sale on the Company’s balance sheet, and the anticipated receipt in the first half of fiscal 2015 of a significant income tax refund, for which the income taxes receivable balance is currently approximately $500 million. Based on its current financial projections, the Company believes its financial resources, together with expected future operating cash generating and operating expense reduction activities, available borrowings under the Facility, access to other potential financing arrangements and the tax refund referred to above should be sufficient to meet funding requirements for current financial commitments, for future operating expenditures not yet committed, and should provide the necessary financial capacity for the foreseeable future. However, as noted above, the Company’s expectations with respect to its cash position and future liquidity are forward-looking statements that are subject to many risks, including the inherent risk of difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These difficulties in forecasting the Company’s financial results and performance are magnified at the present time given the uncertainties related to changes to the Company’s strategy or potential strategic alternatives the Company may pursue as a result of the Company’s ongoing strategic review, including the proposed acquisition of the Company by the Fairfax Consortium. See “Overview - Operational and Strategic Review and CORE Program”, “Cautionary Statement Regarding Forward-Looking Statements” and the “Risk Factors” section of the AIF, which is included in the Annual Report, including the risk factor titled “The Company’s ability to maintain or increase its cash balance could be adversely affected by its ability to offer competitive products and services in a timely manner at competitive prices and its ability to collect accounts receivables in jurisdictions with foreign currency controls”.

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended, or under applicable Canadian securities laws.

Legal Proceedings

The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to alleged patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors” in the AIF, which is included in the Annual Report, including the risk factor entitled “The Company is subject to general commercial litigation, class action and other litigation claims as part of its operations, and it could suffer significant litigation expenses in defending these claims and could be subject to significant damage awards or other remedies”.

As of August 31, 2013, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made. Further, there are claims outstanding for which the Company has assessed the potential loss as reasonably possible to result, however an estimate of the amount of loss cannot reasonably be made. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: in the early stages of a proceeding, a claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

Market Risk of Financial Instruments

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in the second quarter of fiscal 2014 were transacted in U.S. dollars. Portions of the revenues were denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials were primarily transacted in U.S. dollars. Other expenses, consisting mainly of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars but were also incurred in Euros and British Pounds. At August 31, 2013, approximately 14% of cash and cash equivalents, 28% of accounts receivables and 13% of accounts payable were denominated in foreign currencies (March 2, 2013 – 19%, 29% and 5%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the Canadian dollar, Euro and British Pound.

The Company enters into forward and option contracts to hedge exposures relating to anticipated foreign currency transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. For the three and six months ended August 31, 2013, there was $4 million in realized losses on forward and option contracts which were ineffective upon maturity (three and six months ended September 1, 2012 – realized gains of $1 million and $8 million). As at August 31, 2013 and September 1, 2012, the outstanding derivatives designated as cash flow hedges were considered to be fully effective. The maturity dates of these instruments range from September 2013 to May 2014. As at August 31, 2013, the net unrealized losses on these forward and option contracts (including option premiums paid) was $16 million (March 2, 2013 - net unrealized losses of $8 million). Unrealized gains were recorded in other current assets and accumulated other comprehensive income. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income. Option premiums were recorded in accumulated other comprehensive income.

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company has forward and option contracts that it has entered into hedging anticipated foreign currency transactions on which it did not or cannot use hedge accounting. Any realized and unrealized gains and losses on these contracts are recognized in income each period. The maturity dates of these instruments range from September 2013 to July 2014. As at August 31, 2013, there were unrealized gains (net of premium paid) of $1 million recorded in respect of these instruments (March 2, 2013 - no unrealized gains or losses). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration expenses. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration expenses.

The Company has forward and options contracts it originally entered into to hedge anticipated foreign currency transactions for which the transactions are no longer expected but the contracts have not been closed, and therefore are trading derivatives. Any realized and unrealized gains and losses on these contracts are recognized in income each period. The maturity dates of these instruments range from September 2013 to February 2014. As at August 31, 2013, there were unrealized losses (net of premium paid) of $2 million recorded in respect of these instruments (March 2, 2013 - no unrealized gains or losses). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration expenses. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration expenses.

The Company enters into forward and option contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro and British Pound. These contracts are not subject to hedge accounting; as a result, gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the hedged asset or liability. The maturity dates for these instruments range from September 2013 to November 2014. As at August 31, 2013, there were unrealized losses of $2 million recorded in respect of these instruments (March 2, 2013 – net unrealized gains of $29 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

The Company has historically been dependent on an increasing number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance as at August 31, 2013 was $17 million (March 2, 2013 - $17 million). The Company also places insurance coverage for a portion of its accounts receivable balances. There were no individual customers that comprised more than 10% of accounts receivable as at August 31, 2013 or March 2, 2013. Additionally, there were two customers that together comprised 20% of the Company’s second quarter of fiscal 2014 revenue (second quarter of fiscal 2013 revenue – no customer comprised 10% or greater). During the second quarter of fiscal 2014, the percentage of the Company’s receivable balance that was past due increased compared to the first quarter of fiscal 2014. Although the Company actively monitors and attempts to collect on its receivables as they become due, the risk of further delays or challenges in obtaining timely payments from its carrier and distributor partners of receivables exists, particularly given the Company’s recent challenges and recent announcement regarding the Company’s strategic review process. The occurrence of such delays or challenges in obtaining timely payments could negatively impact the Company’s liquidity.

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at August 31, 2013, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 75% (March 2, 2013 – 29%). As at August 31, 2013, the Company had a total credit risk exposure across all counterparties with outstanding or unsettled foreign exchange derivative instruments of nil on a notional value of $94 million (March 2, 2013 - $35 million total risk exposure on a notional value of $1.8 billion).

BlackBerry Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company is exposed to market price and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at August 31, 2013, no single issuer represented more than 33% of the total cash, cash equivalents and investments (March 2, 2013 – no single issuer represented more than 22% of the total cash, cash equivalents and investments).

Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. The Company did not record any other-than-temporary impairment charges for the six months ended August 31, 2013.

Changes in Internal Control Over Financial Reporting

During the three months ended August 31, 2013, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, THORSTEN HEINS, Chief Executive Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended August 31, 2013.

2	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 2, 2013 and ended on August 31, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: October 1, 2013

/s/ THORSTEN HEINS
THORSTEN HEINS Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, BRIAN BIDULKA, Chief Financial Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended August 31, 2013.

2	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 2, 2013 and ended on August 31, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: October 1, 2013

/s/ BRIAN BIDULKA
BRIAN BIDULKA Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACKBERRY LIMITED
(Registrant)

Date: October 1, 2013	By:	/S/ BRIAN BIDULKA
Name: Brian Bidulka
Title: Chief Financial Officer